UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 10, 2021

Supernus Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35518	20-2590184
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9715 Key West Ave	Rockville	MD	20850
(Address of Principal Executive Offices)			(Zip Code)

Registrant’s telephone number, including area code: (301) 838-2500

Not Applicable

(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Exchange Act

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	SUPN	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 10, 2021, Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Adamas and Supernus Reef, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Company has agreed to cause Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Adamas, par value $0.001 per share (the “Shares” and each, a “Share”), at an offer price of (i) $8.10 per Share, in cash, less any applicable withholding taxes and without interest (the “Cash Amount”), plus (ii) two contingent value rights per Share (each, a “CVR”), which represents the right to receive $0.50 per CVR, which CVRs are governed by the terms of the CVR Agreement (as defined herein), in cash, less any applicable withholding taxes and without interest (the Cash Amount plus two CVRs, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”). Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into Adamas (the “Merger” and, together with the Offer, the “Transactions”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Adamas continuing as the surviving corporation in the Merger and a wholly owned subsidiary of the Company. At the effective time of the Merger, each Share that was not tendered in the Offer, other than Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement), will be converted into the right to receive the Offer Price, less any applicable withholding taxes and without interest (the “Merger Consideration”).

At or prior to the time at which Purchaser accepts the Shares tendered in the Offer for purchase, the Company and a rights agent mutually agreeable to the Company and Adamas shall enter into a contingent value right agreement (the “CVR Agreement”) to allow for the payment of the milestones pursuant to each CVR. One CVR issued in respect of a Share shall become payable upon the first occurrence of achievement of aggregate worldwide Net Sales of the Product (each as defined in the CVR Agreement) in excess of $150,000,000 during any consecutive 12-month period ending on or before December 31, 2024. The second CVR issued in respect of each Share shall become payable upon the first occurrence of aggregate worldwide Net Sales of the Product in excess of $225,000,000 during any consecutive 12-month period ending on or before December 31, 2025. Each milestone with respect to a CVR may only be achieved one time. The maximum amount payable with respect to the CVRs issued in respect to each Share is $1.00.

The Offer will initially remain open for 20 business days following commencement of the Offer. If, at the scheduled expiration time of the Offer, any of the conditions to the Offer have not been satisfied (unless such condition is waivable by the Company or Purchaser and has been waived), Purchaser may extend the Offer for subsequent periods of up to 10 business days each. Additionally, Purchaser must extend the Offer (i) for any period required by applicable law (including any applicable interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”), the SEC staff and the Nasdaq Global Market), (ii) for periods of up to 10 business days each until the expiration or termination of the waiting period (or any extension thereof) applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iii) at the request of Adamas, for two periods of 10 business days each, if all the other conditions to the Offer have been satisfied or waived, in order to permit the satisfaction of the Minimum Condition (as defined herein).

The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to satisfaction or waiver, to the extent permitted under applicable legal requirements, of customary conditions, including (i) there being validly tendered and not properly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Purchaser and its affiliates, represent one more Share than 50% of the total number of the then-issued and outstanding Shares at the expiration of the Offer (the “Minimum Condition”), (ii) the accuracy of Adamas’s representations and warranties (subject to customary materiality and “material adverse effect” thresholds), (iii) Adamas’s compliance or performance in all material respects of the obligations, covenants and agreements it is required to comply with or perform at or prior to the expiration of the Offer, (iv) the absence, since the date of the Merger Agreement, of a Material Adverse Effect (as defined in the Merger Agreement) that is continuing as of the time the Purchaser accepts Shares for purchase pursuant to the Offer, (v) the expiration or termination of the waiting period (or any extension thereof) applicable to the Transactions under the HSR Act, (vi) the absence of any law or order prohibiting the consummation of the Offer or the Merger, and (vii) the Merger Agreement not having been terminated in accordance with its terms. If the conditions to the Offer are satisfied or waived (other than conditions that by their nature are to be satisfied or waived at the expiration of the Offer), then Purchaser must (i) irrevocably accept for payment all of the Shares tendered pursuant to the Offer and (ii) pay the Offer Price in respect of each such Share.

The Merger Agreement includes certain representations, warranties and covenants of Adamas, the Company and Purchaser, including certain restrictions with respect to Adamas’s business between the date of the Merger Agreement and the consummation of the Merger. The Company and Adamas also agreed to use their respective reasonable best efforts to take all actions, to file all documents and to do all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the Offer and the Merger as soon as reasonably practicable. However, the Company is not required to make divestitures, commit to any licenses or hold separate requirements or litigate or defend the Transactions in connection with any applicable antitrust laws. The Company and Purchaser may not take any action would reasonably be expected to prevent or materially delay consummation of the Offer and the Merger, including enter into any competing transactions that would potentially delay the Transactions.

Adamas has agreed to customary “no-shop” restrictions on its ability to solicit alternative transaction proposals from third parties and engage in discussions or negotiations with third parties regarding transaction proposals. Notwithstanding these restrictions, Adamas may under certain circumstances provide information to and engage in or otherwise participate in discussions or negotiations with third parties with respect to a bona fide written alternative acquisition proposal that the board of directors of Adamas (the “Board”) has determined in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Offer (as defined in the Merger Agreement) and that failure to take such action would reasonably be expected to constitute a breach of the Board’s fiduciary duties under applicable legal requirements. Pursuant to the Merger Agreement, Adamas has agreed that the Board will (x) recommend that the stockholders of Adamas accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Board Recommendation”) and (y) include the Board Recommendation in Adamas’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) when filed with the SEC and when disseminated to Adamas’s stockholders. The Board will also not (i) withdraw (or modify in a manner adverse to the Company or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to the Company or Purchaser), the Board Recommendation, (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any alternative acquisition proposal or (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Adamas to execute or enter into any contract with respect to any acquisition proposal, requiring, or which would reasonably expect to cause Adamas to abandon, terminate or fail to consummate the Transactions (other than a customary confidentiality agreement). Notwithstanding these restrictions, the Board is permitted, subject to the terms and conditions set forth in the Merger Agreement, to change the Board Recommendation in certain instances, subject to matching rights in favor of the Company.

The Merger Agreement contains certain termination rights for both Adamas and the Company, including, (i) if the consummation of the Transactions has not occurred on or before February 10, 2022 (the “End Date”), (ii) if consummation of the Offer or the Merger is legally prohibited or permanently enjoined, (iii) if the Offer has been withdrawn or terminated in accordance with the terms of the Merger Agreement without the acceptance for payment of Shares pursuant to the Offer, provided that the terminating party’s material breach of any provision of the Merger Agreement is not the cause of the events specified in the foregoing clauses (i) through (iii) occurring. The Merger Agreement may also be terminated by the Company if (i) the Board has failed to include the Board Recommendation in the Schedule 14D-9 when mailed or has effected a Company Adverse Change Recommendation (as defined in the Merger Agreement), (ii) Adamas has entered into an agreement with respect to a Superior Offer, (iii) the Board fails to publicly reaffirm the Board Recommendation upon request by the Company (subject to certain limitations), (iv) in the case of a tender offer or exchange offer, the Board fails to recommend in a Solicitation/Recommendation Statement on Schedule 14D-9 the rejection by its stockholders of such tender offer or exchange offer, or (v) Adamas has breached any representation, warranty or covenant that cannot be cured by the End Date or, if capable of being cured, has not been cured within 30 days following written notice, if such breach would cause certain of the conditions to closing to not be able to be satisfied. The Merger Agreement may also be terminated by Adamas (i) subject to the terms and conditions set forth in the Merger Agreement, to accept a Superior Offer, (ii) if the Company or Purchaser has breached any representation, warranty or covenant that cannot be cured by the End Date or, if capable of being cured, has not been cured within 30 days following written notice, if such breach would reasonably be expected to prevent the Company or Purchaser from consummating the transactions, or (iii) in the event that Purchaser fails to commence the Offer within the specified period set forth in the Merger Agreement or fails to purchase all Shares validly tendered (and not validly withdrawn) when required to do so under the Merger Agreement. Upon termination of the Merger Agreement (i) by Adamas to accept a Superior Offer or (ii) by the Company following a Company Adverse Change Recommendation, Adamas will be required to pay the Company a termination fee of $16,000,000 (the “Termination Fee”). Under certain additional circumstances described in the Merger Agreement, Adamas must also pay the Company the Termination Fee if the Merger Agreement is terminated and, within 12 months following such termination, Adamas recommends or enters into certain alternative acquisition arrangements and such acquisition is subsequently consummated.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference. The Merger Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about Adamas, the Company or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Transactions. The Merger Agreement and this summary should not be relied upon as disclosure about Adamas or the Company. None of Adamas’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Adamas, the Company, Purchaser or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Item 8.01 Other Events.

On October 11, 2021, the Company issued a joint press release with Adamas announcing the execution of the Merger Agreement and held an investor conference call. A copy of the joint press release is filed as Exhibit 99.1 hereto, and the text of such joint press release is incorporated herein by reference. A copy of the investor presentation presented on the conference call is filed as Exhibit 99.2 hereto and posted on the Company’s website, and the text of such investor presentation is incorporated herein by reference.

Additional Information about the Tender Offer and Where to Find It

The tender offer for the outstanding common stock of Adamas Pharmaceuticals, Inc. (“Adamas”) has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Adamas securities. At the time the tender offer is commenced, Supernus Pharmaceuticals, Inc. (“Supernus”) and Supernus Reef, Inc., a direct wholly owned subsidiary of Supernus (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, Adamas will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus to purchase shares of Adamas common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Supernus under the “Investor Relations” section of Supernus’s website at https://www.supernus.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements do not convey historical information but relate to predicted or potential future events that are based upon management's current expectations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. In addition to the factors mentioned in this press release, such risks and uncertainties include, but are not limited to, the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’s business may experience significant disruptions due to transaction related uncertainty; the effects of disruption from the transactions of Adamas’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; Company’s ability to sustain and increase its profitability; the Company’s ability to raise sufficient capital to fully implement its corporate strategy; the implementation of the Company’s corporate strategy; the Company’s future financial performance and projected expenditures; the Company’s ability to increase the number of prescriptions written for each of its products and products acquired through the acquisition of Adamas; the Company’s ability to increase its net revenue from its products and products acquired through the acquisition of Adamas; the Company’s ability to commercialize its products including Qelbree; the Company’s ability to enter into future collaborations with pharmaceutical companies and academic institutions or to obtain funding from government agencies; the Company’s product research and development activities, including the timing and progress of the Company’s clinical trials, and projected expenditures; the Company’s ability to receive, and the timing of any receipt of, regulatory approvals to develop and commercialize the Company’s product candidates; the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; the Company’s expectations regarding federal, state and foreign regulatory requirements; the therapeutic benefits, effectiveness and safety of the Company’s product candidates; the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by its product candidates; the Company’s ability to increase its manufacturing capabilities for its products and product candidates; the Company’s projected markets and growth in markets; the Company’s product formulations and patient needs and potential funding sources; the Company’s staffing needs; and other risk factors set forth from time to time in the Company’s filings with the Securities and Exchange Commission made pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company undertakes no obligation to update the information in this press release to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events.

Item 9.01 Financial Statements and Exhibits*.

(d)	Exhibits

Exhibit 2.1*—	Agreement and Plan of Merger, dated as of October 10, 2021, by and among Supernus Pharmaceuticals, Inc., Supernus Reef, Inc. and Adamas Pharmaceuticals, Inc.

Exhibit 99.1 —	Press Release Dated October 11, 2021

Exhibit 99.2 —	Investor Presentation Dated October 11, 2021

Exhibit 104 —	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

*	Schedules omitted pursuant to Item 601 of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERNUS PHARMACEUTICALS, INC.

DATED: October 12, 2021	By:	/s/ Timothy C. Dec
Timothy C. Dec
Senior Vice-President and Chief Financial Officer

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among:

ADAMAS PHARMACEUTICALS, INC.,

SUPERNUS PHARMACEUTICALS, INC.,

and

SUPERNUS REEF, INC.

Dated as of October 10, 2021

___________________________

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibits

Exhibit A	Surviving Corporation Certificate of Incorporation
Exhibit B	Surviving Corporation Bylaws

Annexes

Annex I	Conditions to the Offer
Annex II	Form of Contingent Value Rights Agreement

-iv-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of October 10, 2021 (the “Agreement Date”), by and among Supernus Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Supernus Reef, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 1.

Recitals

WHEREAS, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for (i) $8.10 per share in cash (the “Cash Amount”) plus (ii) two (2) contingent value right payments per Share (each, a “CVR”), which shall represent the right to receive the Milestone Payments (as such term is defined in the CVR Agreement) (the Cash Amount plus the CVRs, collectively, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), in cash, net of applicable withholding Taxes and without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, (i) each issued and outstanding Share (other than the Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, net of applicable withholding Taxes and without interest, (ii) each Converted Share shall represent the right to receive the Merger Consideration, in cash, net of applicable withholding Taxes and without interest and (iii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

WHEREAS, the board of directors of each of Parent and Purchaser have (i) determined that this Agreement and the Transactions are in the best interests of Parent and Purchaser, respectively, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Offer and the Merger.

WHEREAS, each of Parent, Purchaser and the Company hereby acknowledges and agrees that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

Article 1

DEFINITIONS

Section 1.1      Definitions. For purposes of this Agreement (including this Article 1):

“Acceptable Confidentiality Agreement” means any agreement with the Company that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in the case of clause (b), (i) the provisions contained therein are no less favorable in the aggregate to the Company than the terms of the Non-Disclosure Agreement (it being agreed that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal) and (ii) such agreement does not contain any provision that prohibits the Company from satisfying its obligations hereunder.

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition or license, outside of the ordinary course of business, in respect of a material portion of the Company Products, (b) issuance or acquisition of 10% or more of the outstanding Shares, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 10% or more of the outstanding Shares or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 10% or more of the outstanding Shares, in each case other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” is defined in the Preamble to this Agreement.

“Agreement Date” is defined in the Preamble to this Agreement.

“Anti-Corruption Laws” mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect.

“Antitrust Laws” mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state antitrust laws, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Balance Sheet” is defined in Section 4.21 of this Agreement.

“Book-Entry Shares” mean non-certificated Shares represented by book-entry.

“Business Day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Laws to be closed.

“Cash Amount” is defined in the Recitals of this Agreement.

“Cause” is defined in Section 7.3(a) of this Agreement.

“Certificates” is defined in Section 3.6(b) of this Agreement.

“Certificated Shares” mean Shares evidenced by Certificates.

“Closing” is defined in Section 3.3(a) of this Agreement.

“Closing Date” is defined in Section 3.3(a) of this Agreement.

“Code” means the Internal Revenue Code of 1986.

“Company” is defined in the Preamble to this Agreement.

“Company Adverse Change Recommendation” is defined in Section 7.1(a) of this Agreement.

“Company Associate” means each officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or any of its Subsidiaries.

“Company Board” is defined in the Recitals of this Agreement.

“Company Board Recommendation” is defined in the Recitals of this Agreement.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party.

“Company Disclosure Documents” is defined in Section 4.6(g) of this Agreement.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the Agreement Date.

“Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company or any of its Subsidiaries and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Laws) without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit.

“Company Equity Plans” means the 2014 Equity Incentive Plan and the 2016 Inducement Plan.

“Company ESPP” means the 2014 Employee Stock Purchase Plan.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Lease” means any Company Contract pursuant to which the Company or any of its Subsidiaries leases or subleases Leased Real Property from another Person.

“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Equity Plans.

“Company Product” means GOCOVRI® (amantadine) and OSMOLEX ER® (amantadine).

“Company Related Parties” is defined in Section 9.3(c) of this Agreement.

“Company RSU Award” means an award of restricted stock units granted by the Company pursuant to the Company Equity Plans.

“Company SEC Documents” is defined in Section 4.6(a) of this Agreement.

“Company Stock Awards” means all Company Options, all Company RSU Awards and all Shares of restricted Company Common Stock.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Employee” means (a) each employee of the Company who is employed by the Company as of immediately prior to the Effective Time to whom the Surviving Corporation extends an offer of continued employment (including at-will employment but excluding employment for less than three (3) months following the Closing Date) with the Surviving Corporation which such employee accepts on or prior to the Closing Date and (b) each Transition Employee.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

“Converted Shares” means the Shares converted pursuant to and in accordance with Section 3.5(a)(iii) of the Agreement.

“COVID-19” means the coronavirus pandemic known as COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut-down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case, in connection with or in response to COVID-19.

“CVR” is defined in the Recitals of this Agreement.

“CVR Agreement” means the Contingent Value Right Agreement in the form attached hereto as Annex II to be entered into between Parent and a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”), with such revisions thereto requested by such Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of CVRs in the Transactions.

“Depository Agent” is defined in Section 3.6(a) of this Agreement.

“Determination Notice” is defined in Section 7.1(b) of this Agreement.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” is defined in Section 3.7 of this Agreement.

“DOJ” means the U.S. Department of Justice.

“DTC” is defined in Section 3.6(h) of this Agreement.

“Effect” means any change, effect, circumstance, fact, event or occurrence.

“Effective Time” is defined in Section 3.3(b) of this Agreement.

“Employee Plan” means any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan or arrangement sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any current or former employee of the Company or with respect to which the Company has any liability but excluding regular wages and salary.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” is defined in Section 9.1(b) of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means the Shares to be cancelled pursuant to and in accordance with Section 3.5(a)(i) and Section 3.5(a)(ii) of this Agreement.

“Expiration Date” is defined in Section 2.1(c) of this Agreement.

“Extension Deadline” is defined in Section 2.1(c) of this Agreement.

“FDA” means the U.S. Food and Drug Administration.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” is defined in Section 4.6(b) of this Agreement.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Hazardous Materials” mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inbound License” is defined in Section 4.8(c) of this Agreement.

“Indebtedness” means (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (d) any guaranty of any such obligations described in clauses (a) through (c) of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business and not evidenced by notes, bonds, debentures or similar Contracts).

“Indemnified Persons” is defined in Section 7.4(a) of this Agreement.

“Indemnifying Parties” is defined in Section 7.4(b) of this Agreement.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” with respect to an Entity means with respect to any matter in question the actual knowledge of, in the case of the Company, Neil McFarlane, Christopher Prentiss, Vijay Shreedhar and Jason Christiansen, after reasonable inquiry, and in the case of any other Entity, such Entity’s executive officers after reasonable inquiry. With respect to matters involving Intellectual Property Rights, “reasonable inquiry” does not require that any of such Entity’s executive officers or their direct reports conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Registered IP clearance searches, and no knowledge of any third party Registered IP that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers or their direct reports.

“Law” means any federal, state, local, municipal, foreign or other law (including common law), statute, constitution, principle of common law, resolution, order, ordinance, code, edict, judgment, decree, rule, regulation, ruling or requirement issued, pronounced, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” is defined in Section 4.20 of this Agreement.

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Material Adverse Effect” means any Effect which, individually or in the aggregate, (A) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition, results of operations or financial prospects of the Company and its Subsidiaries, taken as a whole, or (B) would prevent the Company from consummating the Transactions on or before the End Date; provided, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:

(i)            any Effect generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industries in which the Company and its Subsidiaries operate;

(ii)           any Effect arising out of or otherwise relating to fluctuations in the value of any currency exchange, interest or inflation rates or tariffs;

(iii)          any Effect arising out of or otherwise relating to any change (or proposed change) in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP);

(iv)          any Effect arising out of or otherwise relating to any act of terrorism, cyberterrorism (whether or not or sponsored by a Governmental Body), outbreak of hostilities, acts of war, trade war, national or international calamity or any other similar event (or the escalation of any of the foregoing);

(v)           any acts of god, natural disasters, force majeure events, weather or environmental events, health emergencies, pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing and any governmental or industry responses thereto), including any COVID-19 Measures;

(vi)           any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings;

(vii)        the failure of the Company to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of the Company and its Subsidiaries, taken as a whole;

(viii)       any Effect or other matter resulting from the announcement of this Agreement and the Transactions, including any Transaction Legal Proceeding, any Effect related to the identity of Parent, Purchaser or any of their Affiliates or Representatives, or facts and circumstances relating thereto, or any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their current or prospective suppliers, customers, wholesalers, service providers, distributors, licensors, licensees, regulators, employees, creditors, stockholders or other third parties (other than for purposes of any representation or warranty contained in Section 4.5 (Non-Contravention) but subject to disclosures in Section 4.5 of the Company Disclosure Schedule);

(ix)           any Effect arising out of or otherwise directly relating to (A) any action taken by the Company at the written direction or written approval of Parent or Purchaser, or (B) any action specifically required to be taken by the Company or the failure of the Company to take any action that the Company is specifically prohibited from taking by the terms of this Agreement (including due to Parent not granting a consent requested by the Company pursuant to this Agreement);

(x)            any Effect arising out of or relating to Parent’s or Purchaser’s breach of this Agreement; and

(xi)           any actions taken by Parent, any of its Affiliates (including Purchaser) or their respective Representatives;

provided, however, that in the cases of clauses (i) through (v) (other than COVID-19 Measures), such exclusion shall only be applicable to the extent such matter does not have a materially disproportionate Effect on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and its Subsidiaries operate that are of a similar size to the Company and its Subsidiaries, taken as a whole, in which case such Effect shall be taken into account only to the extent of such materially disproportionate Effect on the Company and its Subsidiaries, taken as a whole; provided, further, that in the cases of clauses (vi) and (vii), the underlying causes of any such Effect may be considered in determining whether a Material Adverse Effect occurred to the extent not otherwise excluded by another exception in this definition; and provided, further, that none of clauses (i) through (xi) are to be construed as including the commencement or pendency of any Legal Proceeding against the Company or any of its Subsidiaries (except for the specific Transaction Legal Proceeding exception in clause (viii)).

“Material Company IP” means Company IP that claims the composition of matter of, or the method of making or using, any Company Product for an approved indication.

“Material Contract” is defined in Section 4.10(a) of this Agreement.

“Merger” is defined in the Recitals of this Agreement.

“Merger Consideration” is defined in Section 3.5(a)(iii) of this Agreement.

“Minimum Condition” is defined in Annex I to this Agreement.

“Nasdaq” means the Nasdaq Global Market.

“Non-Continuing Employee” is defined in Section 7.3(a) of this Agreement.

“Non-Continuing Employee Severance Benefits” is defined in Section 7.3(a) of this Agreement.

“Non-Disclosure Agreement” is defined in Section 6.1 of this Agreement.

“Offer” is defined in the Recitals of this Agreement.

“Offer Acceptance Time” is defined in Section 7.1(b) of this Agreement.

“Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 2.1(b) of this Agreement.

“Offer Documents” is defined in Section 2.1(e) of this Agreement.

“Offer Price” is defined in the Recitals of this Agreement.

“Offer to Purchase” is defined in Section 2.1(b) of this Agreement.

“Option Consideration” is defined in Section 3.8(a) of this Agreement.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Body of competent jurisdiction that is binding on or applicable to such Person or its property.

“Outbound License” is defined in Section 4.8(c) of this Agreement.

“Packaging Materials” means any information (including prescription information such as labeling and package inserts, indications and safety instructions), packaging (including any boxes or other containers) and similar materials in each case relating to the packaging of the Company Products and including any material that is printed and employed in the packaging of the Company Products.

“Parent” is defined in the Preamble to this Agreement.

“Parent Material Adverse Effect” means any Effect that would, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

“Parent Related Parties” is defined in Section 9.3(b) of this Agreement.

“Parties” mean Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 3.6(a) of this Agreement.

“Payment Fund” is defined in Section 3.6(a) of this Agreement.

“Permitted Encumbrance” means (a) any Encumbrance that arises out of Taxes either not delinquent or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers, service providers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or any license of Intellectual Property Rights, (d) any Encumbrances for which appropriate reserves have been established in the consolidated financial statements of the Company and its Subsidiaries, (e) any Inbound License and any Outbound License and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” mean (a) any information that identifies, or could reasonably be used to identify, any particular individual and (b) any other information, including genetic material, that is protected by Privacy Obligations.

“Pre-Closing Period” is defined in Section 6.1 of this Agreement.

“Privacy Obligations” means, as to any Person, all applicable Laws (including HIPAA), publicly-facing statements or privacy policies of such Person, self-regulatory bodies to which such Person submits, industry codes of conduct, or contractual and fiduciary obligations of such Person to third parties (including such Person’s employees), access, rectification, portability, deletion, restriction, automated decision making or objection of any Person regarding Personal Data and all other valid and lawful requests related to data subject rights, in each case, concerning the privacy, integrity, accuracy, protection, management, sharing, exchange or other Handling of Personal Data.

“Product Registrations” means, with respect to the Company Products anywhere in the world, (a) any approvals, clearances, registrations, licenses, biologics license applications, listings, permits, investigational new drug exemptions, INDs, new drug applications, ODDs, breakthrough therapy designations, fast track designations, clinical trial authorizations or marketing authorizations, including FDA drug listings, marketing authorization approvals and other national or regional marketing authorizations or permits and CE marks, together with any supplements or amendments thereto (collectively, “Registration Approvals”), whether pending or issued, to the Company or any of its Subsidiaries by the relevant Governmental Body solely related to the research, development, manufacture, importation, distribution, marketing or sale of the Company Products over which such Governmental Body has authority, (b) any rights that the Company or an Affiliate of the Company has in any Registration Approval under any agreement pursuant to which any such Registration Approval is held in the name of a third party, and (c) pricing and reimbursement approval (if applicable or available) and all national drug code numbers (if any) assigned to the Company Products.

“Promotional Materials” means, collectively, any materials, including any sales, promotional and marketing materials or aids, advertising and display materials (including journal and broadcast advertisements), websites and other social media and internet platforms, Company Product literature, stationary, training materials and similar materials (including leave behind items, reprints, direct mailings, internet postings and sites), in each case, in whatever medium (other than Packaging Materials) relating to the marketing, promotion and commercialization of the Company Products.

“Purchaser” is defined in the Preamble to this Agreement.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names and all applications for any of the foregoing.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” means, with respect to an Entity, its directors, officers, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“RSU Consideration” is defined in Section 3.8(b) of this Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” is defined in Section 2.2(a) of this Agreement.

“Schedule TO” is defined in Section 2.1(e) of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” is defined in the Recitals of this Agreement.

“Specified Agreement” is defined in Section 9.1(d)(i) of this Agreement.

“Stockholder List Date” is defined in Section 2.2(b) of this Agreement.

“Subsidiary” means, with respect to any Person, any Entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or equivalent governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” means a bona fide written Acquisition Proposal on terms that the Company Board (or a committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, would be more favorable, from a financial point of view, to the stockholders of the Company (in their capacity as such) than the Transactions (taking into account any legal, regulatory, timing, financing and other aspects of such Acquisition Proposal (including the capability of such Acquisition Proposal being consummated) and any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination); provided, that for purposes of the definition of “Superior Offer”, the references to “a material portion” and “10% or more” in the definition of Acquisition Proposal shall be deemed to be references to “90% or more.”

“Surviving Corporation” is defined in the Recitals of this Agreement.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws, but excluding any Antitrust Laws.

“Tax” means any tax of any kind whatsoever (including any income, franchise, capital gains, gross receipts, value-added, estimated, unemployment, excise, ad valorem, transfer, stamp, sales, use, property, business, withholding or payroll tax), including any interest, penalty or addition thereto, in each case imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

“Termination Condition” is defined in Annex I to this Agreement.

“Termination Fee” is defined in Section 9.3(b) of this Agreement.

“Transactions” means (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement and the CVR Agreement, including the Offer and the Merger.

“Transition Employee” means each employee of the Company who is employed by the Company as of immediately prior to the Effective Time to whom the Surviving Corporation extends an offer of short-term employment (or other similar short-term services arrangement) with the Surviving Corporation for a term of employment (or other service arrangement) with a duration of at least three (3) months following the Closing Date in connection with transition or other integration matters, which such employee accepts on or prior to the Closing Date.

“Transition Employee Severance Benefits” is defined in Section 7.3(a) of this Agreement.

“Trigger Event” is defined in Section 9.1(c) of this Agreement.

“Willful Breach” means a deliberate act or a deliberate failure to act (including a failure to cure) by the Company, Parent or Purchaser, as the case may be, which act or failure to act constitutes in and of itself a material breach of any agreement or covenant in this Agreement, regardless of whether breaching this Agreement was the object of the act or failure to act (it being agreed by the Parties that Purchaser’s failure to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement shall be deemed to be a “Willful Breach”).

Article 2

THE OFFER

Section 2.1            The Offer.

(a)         Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article 9, as promptly as practicable after the Agreement Date (but in no event more than ten (10) Business Days after the Agreement Date), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)          Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) amend, modify, change or waive the Minimum Condition, the Termination Condition or the condition set forth in clause (g) of Annex I, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration, except as permitted under Section 2.1(c) or Section 2.1(d), (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (I) amend or modify the terms of the CVRs or the CVR Agreement (other than in accordance with the definition thereof).

(c)         Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one (1) minute following 11:59 p.m., Eastern Time, on the date that is the twentieth (20th) Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Subject to the Parties’ respective termination rights under Article 9: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer from time to time for (A) any period required by any Law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, each Offer Condition (other than the Minimum Condition and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived and the Minimum Condition has not been satisfied, at the request of the Company, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for an additional ten (10) Business Day period to permit such the Minimum Condition to be satisfied; provided, however, in no event shall Purchaser or Parent be required to (and Parent shall not be required to cause Purchaser to) extend the expiration of the Offer pursuant to this clause (iii) for more than twenty (20) Business Days in the aggregate; provided, further, in no event shall Purchaser (1) be required to extend the Offer beyond the earlier to occur of: (x) the valid termination of this Agreement in compliance with Article 9 and (y) the first (1st) Business Day immediately following the End Date (the earlier of clauses (x) and (y), the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser agrees that it shall not, and Parent shall not permit or authorize Purchaser to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated in accordance with Article 9.

(d)           Termination of Offer. In the event that this Agreement is terminated pursuant to Section 9.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall (and Parent shall cause Purchaser to) promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Shares to the registered holders thereof.

(e)           Offer Documents. As promptly as practicable on the date of commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the “Schedule TO”) that will contain as an exhibit or incorporate by reference the Offer to Purchase, the form of the related letter of transmittal and other customary ancillary documents in each case related to the Offer and (ii) cause the Offer to Purchase and related documents to be disseminated to the holders of Shares. Each of Parent and Purchaser agrees to cause the Schedule TO and all exhibits (including the Offer to Purchase), amendments or supplements thereto (collectively, the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Laws, and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 2.1(e) so as to enable each of Parent and Purchaser to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with prompt notice of any comments (whether written or oral) that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents (which notice shall include a copy of any written comments) and Parent and Purchaser shall keep the Company and its counsel reasonably informed as to their proposed response to any such comments of the SEC or its staff. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f)           Acceptance; Payment Funds. On the terms specified herein and subject only to the satisfaction or waiver (to the extent waivable by Parent or Purchaser) of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. Without limiting the generality of Section 10.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g)         Adjustments. If, between the Agreement Date and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h)          CVR Agreement. At or prior to the Offer Acceptance Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement.

Section 2.2           Company Actions.

(a)          Schedule 14D-9. On the date that the Schedule TO is filed with the SEC, the Company shall file with the SEC and disseminate to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 7.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL. The Company shall set the record date for the Company’s stockholders to receive the notice of appraisal rights as the same date as the Stockholder List Date and shall disseminate the Schedule 14d-9 including such notice of appraisal rights to the Company’s stockholders to the extent required by Section 262(d) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 2.2(a) so as to enable the Company to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with prompt notice of any comments (whether written or oral) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 (which notice shall include a copy of any written comments) and the Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff, including the opportunity to participate in any discussions with the SEC or its staff concerning such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. Notwithstanding anything to the contrary in this Agreement, the obligations of the parties in this Section 2.2(a) shall not apply if the Company Board effects a Company Adverse Change Recommendation or has formally determined to do so.

(b)        Stockholder Lists. The Company shall promptly (and in no event later than one (1) Business Day before the date the Offer Documents are first disseminated) furnish Parent with, or shall cause to be promptly furnished to Parent, a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”), and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Purchaser and their Representatives shall hold in confidence the information contained in any such labels, lists and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver, and shall use their reasonable best efforts to cause their Representatives to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

Article 3

MERGER TRANSACTION

Section 3.1            Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease and the Company will continue as the Surviving Corporation.

Section 3.2           Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.3           Closing; Effective Time.

(a)          Unless this Agreement shall have been terminated pursuant to Article 9, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely by electronic exchange of documents, as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time except if, subject to Section 2.1(b), the condition set forth in Section 8.1 shall not be satisfied or waived by such date, in which case on no later than the first (1st) Business Day on which the condition set forth in Section 8.1 is satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b)          Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

Section 3.4            Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)          the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit A;

(b)          the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(c)         the directors of the Surviving Corporation shall be the respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal; and

(d)         the officers of the Surviving Corporation shall be the respective individuals who served as the officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

Section 3.5            Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any other stockholder of the Company:

(i)            any Shares then held by the Company or any of its Subsidiaries (including Shares held in the Company’s treasury) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)           any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)           except for (A) the Excluded Shares and (B) Dissenting Shares, each Share then issued and outstanding shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Laws in accordance with Section 3.6(e); and

(iv)           each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one (1) share of common stock of the Surviving Corporation.

(b)         If, between the Agreement Date and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

Section 3.6            Surrender of Certificates; Stock Transfer Books.

(a)           Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”), for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 2.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 3.5(a)(iii). The Paying Agent Agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. Immediately prior to the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.1(b) and with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 3.5 (such deposits with the Depository Agent and with the Paying Agent, collectively, the “Payment Fund”). For the avoidance of doubt, Parent shall not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger; provided, however, the Payment Fund may be invested by the Paying Agent as directed by the Surviving Corporation; provided, further, that such investments shall be (1) in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (2) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (3) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, (i) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article 3 and (ii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(b)          Promptly after the Effective Time (but in no event later than three (3) Business Days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.5(a)(iii), (1) in the case of holders of record of Certificated Shares, a form of letter of transmittal in reasonable and customary form (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal and (2) in the case of Book-Entry Shares, reasonable and customary provisions regarding delivery of an “agent’s message” with respect to such Book-Entry Shares. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with, in the case of Certificated Shares, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled and of no further effect. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c)          At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to the holders of Certificates or of Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all Payment Funds), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or of Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all Encumbrances of any Person previously entitled thereto.

(d)           At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Laws.

(e)          Each of the Paying Agent, Parent, Purchaser and the Surviving Corporation shall be entitled to deduct and withhold from any amounts (including any CVRs in respect of Shares) payable pursuant to this Agreement or the CVR Agreement to any holder of Shares, Company Options, Company RSU Awards or Company ESPP account balances such amounts as it is required to deduct and withhold therefrom under applicable Tax Laws; provided, however, that except for payments to current or former employees of the Company with respect to Company Options and Company RSU Awards, before making any such deduction or withholding, Purchaser shall provide to the Company notice of any applicable payor’s intention to make such deduction or withholding, which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding and shall provide at least a commercially reasonable period of time before such deduction or withholding is required in order for the applicable recipient to obtain reduction of or relief from such deduction or withholding from the applicable Governmental Body or execute and deliver to or file with such Governmental Body or Purchaser such affidavits, certificates and other documents to afford reduction of or relief from such deduction or withholding. To the extent that such amounts are so deducted and withheld, each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body, and such amounts so remitted shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)            If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article 3.

(g)           Notwithstanding anything to the contrary in this Agreement, no holder of uncertificated Shares held through the Depository Trust Company (“DTC”) will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 3.5(a)(iii).

(h)          Prior to the Effective Time, each of Parent, Purchaser and the Company will cooperate to establish procedures with the Paying Agent and DTC with the objective that the Paying Agent will transmit to DTC or its nominees on the first (1st) Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of Shares (other than Excluded Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.

Section 3.7           Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(e)), and such shares shall not be deemed to be Dissenting Shares. Within ten (10) days after the Effective Time, the Surviving Corporation shall provide each of the holders of Dissenting Shares with the second (2nd) notice contemplated by Section 262(d)(2) of the DGCL. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served to it pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Unless this Agreement is terminated pursuant to Article 9, Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

Section 3.8            Treatment of Company Options, Company RSU Awards and Company ESPP.

(a)          Each Company Option that is outstanding as of immediately prior to the Offer Acceptance Time shall automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive (A) cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Cash Amount minus (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 3.8(c) and (B) two (2) CVRs for each Share subject to such Company Option immediately prior to the Effective Time (clauses (A) and (B), collectively, the “Option Consideration”). No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Cash Amount shall be entitled to any payment with respect to such Company Option before or after the Effective Time, whether in the form of cash or CVR or otherwise, and such Company Option shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)          Each Company RSU Award, including any performance award, that is outstanding as of immediately prior to the Offer Acceptance Time shall automatically accelerate and become fully vested effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company RSU Award that is then outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive (A) cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company RSU Award immediately prior to the Effective Time, multiplied by (ii) the Cash Amount, which amount shall be paid in accordance with Section 3.8(c) and (B) two (2) CVRs for each Share subject to such Company RSU Award immediately prior to the Effective Time (clauses (A) and (B), collectively, the “RSU Consideration”).

(c)          As soon as reasonably practicable after the Effective Time (but no later than the later of (i) five (5) Business Days after the Effective Time or (ii) the first (1st) payroll date after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay through the Surviving Corporation’s payroll the aggregate cash portion of the Option Consideration and RSU Consideration payable with respect to Company Options and Company RSU Awards, respectively, held by current or former employees of the Company or any of its Subsidiaries (net of any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(e)); provided, however, that to the extent the holder of a Company Option or Company RSU Award did not receive such Company Option or Company RSU Award in the holder’s capacity as an employee of the Company or any of its Subsidiaries for employment tax purposes, the cash portion of the Option Consideration or RSU Consideration payable pursuant to Section 3.8 with respect to such Company Option or Company RSU Award shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 3.6. The terms of the CVRs to be issued to any holder of Company Options and Company RSU Awards, and the circumstances in which any payment is made in respect thereof, shall be governed solely by the CVR Agreement.

(d)          Prior to the Closing, the Company shall take all reasonable actions required to (i) terminate the Company ESPP, as of immediately prior to the Closing Date, (ii) if the Closing shall occur prior to the end of any offering period in existence under the Company ESPP as of the Closing Date, cause a new exercise date to be set under the Company ESPP, which date shall be within ten (10) Business Days prior to the Closing Date, for the automatic exercise of such options on such date, and (iii) provide that the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 3.8(c), be refunded to such participant as promptly as practicable following the Effective Time (but no later than the later of (i) five (5) Business Days after the Effective Time or (ii) the first payroll date after the Effective Time).

(e)          As soon as reasonably practicable after the Effective Time (but no later than the later of (i) five (5) Business Days after the Effective Time or (ii) the first (1st) payroll date after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay through the Surviving Corporation’s payroll each Company employee’s Company ESPP account balance measured as of the time of plan termination to be distributed in cash to each such employee (net of any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(e)).

(f)          The Parties hereby acknowledge and agree that the Offer, if consummated pursuant to the terms of this Agreement, constitutes a “Change in Control” for the purposes of the Company Equity Plans containing a “Change in Control” or other similar provision and that all outstanding restricted Shares issued pursuant thereto shall be deemed vested as of immediately prior to the Offer Acceptance Time.

Section 3.9            Further Action. The Parties agree to take all necessary action (subject to the limitations on the obligations of the Parties pursuant to Article 7) to cause the Merger to become effective in accordance with Article 3 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article 4, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2020 (other than any disclosures contained or referenced therein under the captions “risk factors,” “forward-looking statements” and any other disclosures contained or referenced therein of information, factors or risks to the extent that they are predictive, cautionary or forward-looking in nature) and (b) as set forth in the Company Disclosure Schedule (but subject to Section 10.13), the Company hereby represents and warrants to Parent and Purchaser as follows :

Section 4.1            Due Organization; Subsidiaries, Etc.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority would not reasonably be expected to have a Material Adverse Effect. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have and would not reasonably be expected to have a Material Adverse Effect.

(b)          Section 4.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Each Subsidiary of the Company is an Entity duly organized or formed, validly existing and, to the extent applicable in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

(c)           The Company does not own any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity.

Section 4.2           Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives (i) accurate and complete copies of its certificate of incorporation and bylaws, including all amendments thereto, as in effect on the Agreement Date and (ii) accurate and complete copies of the organizational documents of each of its Subsidiaries, including all amendments thereto, as in effect on the Agreement Date.

Section 4.3           Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Company Board has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, which resolutions, as of the Agreement Date, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.4            Capitalization, Etc.

(a)          The authorized capital stock of the Company consists of: (i) 100,000,000 Shares, of which 45,690,547 Shares have been issued and are outstanding as of the close of business on October 7, 2021; and (ii) 5,000,000 shares of the Company’s preferred stock, $0.001 par value per share, of which no shares have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(b)         (i) None of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company or any of its Subsidiaries registered under the Securities Act.

(c)         As of the close of business on October 7, 2021: (i) 7,415,095 Shares are subject to issuance pursuant to Company Stock Awards granted and outstanding under the Company Equity Plans and (ii) 5,543,480 Shares are reserved for future issuance under the Company Equity Plans and under the Company ESPP Plan. The Company has delivered or made available to Parent or Parent’s Representatives copies of the Company Equity Plans covering the Company Stock Awards outstanding as of the Agreement Date and the forms of all agreements evidencing such Company Stock Awards Other than as set forth in this Section 4.4(c), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company. Each Company Stock Award was granted with an exercise price or initial per share price equal to or greater than the fair market value of the underlying Shares on the date of grant and has a grant date identical to the date on which the Company Board or compensation committee of the Company Board actually awarded the Company Stock Award. Each Company Stock Award qualifies for the tax and accounting treatment afforded to such Company Stock Award in the Company’s tax returns and the Company’s financial statements, respectively.

(d)          Except as set forth in this Section 4.4, as of the close of business on the Business Day immediately preceding the Agreement Date, there are no: (i) outstanding shares of capital stock, or other equity interest in, the Company or any of its Subsidiaries; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or any of its Subsidiaries; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)          All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

Section 4.5           Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of the Company or the organizational documents of any of the Company’s Subsidiaries; (b) cause a material violation by the Company or any of its Subsidiaries of any Law applicable to the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract, except in the case of this clause (c), for such conflicts, breaches or defaults as would not reasonably be expected to have a Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act, the rules and regulations of Nasdaq and immaterial notices or consents, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger.

Section 4.6             SEC Filings; Financial Statements.

(a)           Since January 1, 2019, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the Agreement Date) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (except subject, in the case of the unaudited financial statements, to the absence of footnote disclosure and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the consolidated Subsidiaries of the Company are required by GAAP to be included in the consolidated financial statements of the Company.

(c)           The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its internal control over financial reporting and disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)          Neither the Company nor any of its Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company and its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(e)           Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is also in compliance in all material respects with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of Nasdaq.

(f)          Since January 1, 2020: (i) none of the Company or any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries has received any complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of the Company or any of its Subsidiaries or any complaint, allegation, assertion, or claim from employees of the Company or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to the Company or any of its Subsidiaries; and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported any evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, or agents to the Company Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of the Company.

(g)           Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to the Company and its Subsidiaries that the Company furnishes to Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 4.7          Absence of Changes.

(a)           Since the date of the Balance Sheet through the Agreement Date, there has not occurred any Effect that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect.

(b)           Since the date of the Balance Sheet, the Company and its Subsidiaries have operated in all material respects in the ordinary course of business (except for matters relating to the Transactions, this Agreement or other potential strategic transactions).

Section 4.8          Intellectual Property.

(a)           Section 4.8(a) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned in whole or in part by the Company or any of its Subsidiaries. To the Knowledge of the Company, each of the patents and patent applications included in such material Registered IP properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Laws of the United States. As of the Agreement Date, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending in which the scope, validity, enforceability, inventorship or ownership of any material Registered IP listed on Section 4.8(a) of the Company Disclosure Schedule is being or has been contested or challenged.

(b)           Either the Company or one of its Subsidiaries owns and possesses or has a license to the right, title and interest in and to all Material Company IP (except for the right, title and interest of any co-owner disclosed on Section 4.8(a) of the Company Disclosure Schedule), free and clear of all Encumbrances (other than Permitted Encumbrances and any Encumbrances caused or created by any action or failure to act by any Person other than the Company or any of its Subsidiaries). No Company Associate or other Person (other than as disclosed on Section 4.8(a) of the Company Disclosure Schedule) owns or has any claim, right (whether or not currently exercisable) or interest to or in any Material Company IP, other than any non-exclusive claim, right or interest, and each Company Associate who is or was involved in the creation or development of any Company IP, pursuant to such Company Associate’s activities on behalf of the Company or its Subsidiaries, has signed a written agreement containing an assignment to the Company or one of its Subsidiaries of Intellectual Property Rights arising from such activities and confidentiality provisions protecting the Company IP.

(c)           Section 4.8(c) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company or any of its Subsidiaries (i) has a license to any Material Company IP (other than any transfer agreements, services agreements, clinical trial agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the ordinary course of business) (each an “Inbound License”) or (ii) has granted a license to any Material Company IP (other than any transfer agreements, services agreements, clinical trial agreements, non-disclosure agreements, or non-exclusive outbound licenses entered into in the ordinary course of business) (each an “Outbound License”).

(d)           To the Knowledge of the Company: (i) the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP. As of the Agreement Date, no Legal Proceeding is pending and served (or, to the Knowledge of the Company, is being threatened in writing) against the Company or any of its Subsidiaries or by the Company or any of its Subsidiaries relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person or of the Company IP. Since January 1, 2020, the Company has not received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by the Company or any of its Subsidiaries.

(e)           To the Knowledge of the Company, the Company and its Subsidiaries have taken reasonable security and other measures to protect the Company IP, including reasonable measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other technical information.

(f)            None of the Material Company IP is subject to any pending or outstanding Order or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing of any such Material Company IP by the Company or any of its Subsidiaries.

Section 4.9          Privacy and Security.

(a)            Except as would not reasonably be expected to be material to the business of the Company or the Subsidiaries, taken as a whole, (i) the Company’s and the Subsidiaries’ receipt, access, acquisition, collection, compilation, use, storage, alteration, combination processing, safeguarding, security, disposal, deletion, destruction, disclosure, sale, rental, transfer, transmission, dissemination, or otherwise making available, in each case whether or not by automated means (collectively, “Handling”), of Personal Data has been and is in compliance with all Privacy Obligations applicable to such Personal Data, (ii) the Company and the Subsidiaries maintain policies and procedures (copies of which have been made available to Parent) regarding the protection of Personal Data and reasonable and appropriate administrative, technical and physical safeguards, including implementing reasonable disaster recovery and security plans and procedures so that the Company and its Subsidiaries are and remain in compliance with all Privacy Obligations applicable to them. (iii) each such policy and procedure and all materials distributed or marketed by the Company or its Subsidiaries have at all times made all disclosures to users or customers required by its Privacy Obligations, and (iv) none of such disclosures has been inaccurate, misleading or deceptive or in violation of any Privacy Obligation.

(b)           To the Knowledge of the Company, there has been no unauthorized acquisition of, access to, loss of or misuse (by any means) of Personal Data or any of the Company and its Subsidiaries’ Information Technology (and similar or related infrastructure including all associated data contained therein, cloud (including public cloud), as-a-service product or service) (each a “Security Breach”). The Company and its Subsidiaries have not been notified in writing by any Person of, or been required by any Privacy Obligation to notify in writing any Person of, any Security Breach. The Company and its Subsidiaries have not received any notice of any material Security Breach or any claims, investigations (including investigations by a Governmental Body) or alleged material violations of Privacy Obligations with respect to Personal Data handled by any of them. No internal or independent third party audit reports have identified material security vulnerabilities in the Company and its Subsidiaries’ Information Technology (and similar or related infrastructure including all associated data contained therein, cloud (including public cloud), as-a-service product or service) or material violations of any Privacy Obligation, or documented any material compliance gaps.

(c)           The Company and its Subsidiaries have obtained all requisite consents of Governmental Bodies or other authorizations of Governmental Bodies and all requisite consents from each Person that is the subject of the Personal Data (including, in each case, any required notices to such Persons) to the extent required under all Privacy Obligations. The execution, delivery and performance of this Agreement, including the transfer of data or databases or the change of data controller and data processor related thereto, complies with all Privacy Obligations. None of the Company or its Subsidiaries are subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit Parent or the Surviving Corporation from receiving or using Personal Data in the manner in which the Company and its Subsidiaries received and used such Personal Data prior to the Closing.

(d)           To the Knowledge of the Company, there have been no complaints, claims or warnings made or concerns raised by any Person in respect of any Personal Data, and no enforcement notice has been served on the Company and its Subsidiaries.

Section 4.10        Contracts.

(a)           Section 4.10(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the Agreement Date. Each of the following Company Contracts shall be deemed to constitute a “Material Contract” for purposes of this Agreement:

(i)            any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value in excess of $350,000 in the fiscal year ending December 31, 2021 or in any fiscal year thereafter and cannot be cancelled by the Company or any of its Subsidiaries without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date), excluding commercially available off-the-shelf software licenses and Software-as-a-Service offerings, generally available patent license agreements entered into in the ordinary course of business and non-exclusive outbound licenses entered into in the ordinary course of business;

(ii)           any Company Contract pursuant to which the Company or any of its Subsidiaries has contingent obligations that upon satisfaction of certain conditions precedent will result in the payment by the Company or any of its Subsidiaries of more than $350,000 in the aggregate in the fiscal year ending December 31, 2021 or in any fiscal year thereafter, in either milestone payments or royalties, upon (A) the achievement of regulatory or commercial milestones or (B) the receipt of revenue or income based on product sales;

(iii)          any Company Contract (A) limiting the freedom or right of the Company or any of its Subsidiaries, in any material respect, to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries or (C) containing exclusivity obligations or restrictions or otherwise materially limiting the freedom or right of the Company or any of its Subsidiaries: (1) to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person, or (2) to acquire or obtain any products or services from any other Person;

(iv)          any Company Contract constituting a joint venture, partnership or similar profit-sharing arrangement;

(v)           any Company Contract constituting a Company Employee Agreement pursuant to which the Company or any of its Subsidiaries is or may become obligated to (A) make any severance, termination, or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments that do not exceed $200,000 in cash per beneficiary or that is required by applicable Laws, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary, bonuses or commissions paid in the ordinary course of business or in accordance with past performance or a Company Employee Agreement) in excess of $200,000 to any Company Associate, or (C) grant or accelerate the vesting of, or otherwise modify, any Company Stock Award other than accelerated vesting provided in the Company Equity Plans or any other Company Employee Agreement;

(vi)          any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Shares, or to the Knowledge of the Company, any of their Affiliates (other than the Company and its Subsidiaries) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Stock Awards);

(vii)         any Company Contract, that is currently in effect and under which there remain material executory obligations, that relates to the acquisition or disposition of any material business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) but excluding any transfer agreements, services agreements, clinical trial agreements and non-exclusive licenses granted in the ordinary course of business;

(viii)        any Company Contract with any Governmental Body, other than any Company Contract, authorization, approval or program under which the Company or any of its Subsidiaries, directly or indirectly, (A) receives refunds, rebates, repayments, reimbursements or similar payments from or (B) makes any payments to, in each case, any Governmental Body in connection with Medicare and any similar federal, state or local governmental programs;

(ix)           any Company Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body: (A) pursuant to which the Company or any of its Subsidiaries will be required after the Agreement Date to pay any monetary obligations or (B) that contains material obligations or limitations on the Company’s or any of its Subsidiaries’ conduct;

(x)            any Company Contract relating to Indebtedness in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or any of its Subsidiaries;

(xi)           any hedging, swap, derivative or similar Company Contract; and

(xii)          any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)           As of the Agreement Date, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Company or any of its Subsidiaries and, to the Knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the Knowledge of the Company, each Material Contract is enforceable by the Company or its Subsidiaries in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2020 through the Agreement Date, neither the Company nor any of its Subsidiaries have received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are immaterial. Neither the Company nor any of its Subsidiaries have waived in writing any material rights under any Material Contract.

Section 4.11        No Undisclosed Liabilities. As of the Agreement Date, the Company and its Subsidiaries do not have any liabilities of the type required to be disclosed in the liabilities column of a consolidated balance sheet prepared in accordance with GAAP, except for: (i) liabilities disclosed on any balance sheet contained in the Company SEC Documents (including in the notes thereto); (ii) liabilities or obligations incurred pursuant to the terms of this Agreement or in connection with the Transactions; (iii) liabilities arising in the ordinary course of business in connection with performance obligations of the Company or any of its Subsidiaries under the Company Contracts (other than those liabilities resulting from any breach by the Company thereof); (iv) liabilities incurred since the date of the Balance Sheet in the ordinary course of business; and (v) immaterial liabilities.

Section 4.12        Litigation. As of the Agreement Date, there is no material Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries, or against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such. As of the Agreement Date, there is no material legally-binding settlement, Order, corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement to which the Company or any of its Subsidiaries is subject, nor is the Company or any of its Subsidiaries in material breach or violation of any Order. As of the Agreement Date, no investigation or review by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, is being threatened, other than any investigations or reviews that would not, individually or in the aggregate, reasonably be expected to be material.

Section 4.13        Compliance with Laws. The Company and each of its Subsidiaries is, and since January 1, 2018, the Company and each of its Subsidiaries has been, in compliance with all applicable Laws, except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and, since January 1, 2018 through the Agreement Date, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has been given written notice of, or been charged with, any unresolved violation of any Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.14        Regulatory Matters; Product Liability and Recalls.

(a)           The Company and its Subsidiaries have complied in all material respects with all obligations to make filings, declarations, listings, registrations, reports or submissions (including but not limited to adverse event reports) with the FDA or any other Governmental Body performing functions similar to those performed by the FDA. All such filings, declarations, listings, registrations, reports or submissions were in compliance with applicable Laws in all material respects when filed (or were corrected or supplemented by a subsequent submission), and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports or submissions.

(b)           All preclinical and clinical investigations sponsored by the Company or any of its Subsidiaries are being conducted in compliance with applicable Laws in all material respects. As of the Agreement Date, neither the Company nor any of its Subsidiaries have received any written notices or other written correspondence from the FDA or any other Governmental Body performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(c)            Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries have (i) made an untrue statement of a material fact to the FDA or any other Governmental Body performing functions similar to those performed by the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the Agreement Date, the Company is not the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any officers, employees, agents or clinical investigators of the Company or any of its Subsidiaries has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Law or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(d)            The Company and its Subsidiaries are not, and since the date of the introduction of the Company Products to human populations have not been, in violation of any applicable Law, including (i) the FDCA and applicable binding implementing regulations issued by the FDA and (ii) the applicable Laws of any other jurisdiction, except, in the case of each of the foregoing clauses (i) and (ii), for violations that would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. None of the Company and its Subsidiaries has received any written notice, warning letter, or similar written communication that (A) alleges a material violation of, or asserts a material failure to comply with, any applicable Law, or (B) imposes an obligation to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or the Subsidiaries, taken as a whole:

(i)            The Company and its Subsidiaries own, possess or validly have the right to use all Permits required to research, develop, manufacture, market, commercialize, distribute and sell the Company Products;

(ii)           All Company Products (including any raw materials used in the manufacture thereof) are and have been researched, developed, manufactured and marketed in accordance with applicable specifications, Permits and applicable Laws, including GMPs, GLPs, GCPs, GDPs and GVPs;

(iii)          Since January 1, 2020, (A) no Company Product or manufacturing site has shut down, been subject to any import or export prohibition, received any FDA Form 483 or other Governmental Body notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to a Company Product or any manufacturing operations for a Company Product and (B) no manufacturing site has received any written correspondence or written notice from the FDA or another Governmental Body alleging or asserting noncompliance with any Law, Permits or any requests or requirements of a Governmental Body; and

(iv)          Either the Company or one of its Subsidiaries is the sole and exclusive owner of each Product Registration.

(f)            The Company has made available to Parent or its Representatives true, complete and correct copies of all material Product Registrations.

(g)           Since January 1, 2018, the Company and its Subsidiaries have performed audits of all manufacturing sites that supply regulatory starting materials, drug substances, drug product intermediates, drug products or finished products to the Company or the Subsidiaries to the extent permitted by any Contract relating to such manufacturing site or required by applicable Law. To the Knowledge of the Company, there are no critical finds resulting from such audits or inspections since January 1, 2018 that have not been remediated and such remediation has been agreed to by the FDA. To the Knowledge of the Company, any such manufacturing site has materially performed all tasks required by such remediation plans. The Company has made available to Parent complete and accurate copies of all reports from all audits or inspections conducted since January 1, 2018 by the Company and its Subsidiaries or, to the extent in the possession or control of the Company and its Subsidiaries, by their Representatives or any Governmental Bodies.

(h)           Since January 1, 2018, there have been no recalls, field notifications, field corrections, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products (collectively, “Safety Notices”) and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to result in any Safety Notice with respect to Company Products.

(i)            All pre-clinical and clinical investigations in respect of a Company Product or Company Product candidate conducted or sponsored by the Company or any of its Subsidiaries are being and, since the date of introduction of the Company Products to human populations, have been, conducted in compliance with all applicable Laws, including (i) FDA regulations for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, and (ii) any applicable federal, state and provincial applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(j)            Neither the Company nor any of its Subsidiaries has received since January 1, 2020 any written notice of observations, untitled letter, warning letter, notice of enforcement action or other correspondence or communication from the FDA or any other analogous Governmental Body in which the FDA or such other analogous Governmental Body asserted that the registration (including the Product Registrations), manufacturing, packaging, promotion (including the Promotional Materials), distribution, marketing, use and sale of the Company Products was not in compliance with applicable Law.

(k)           The Company and its Subsidiaries are, in all material respects, in compliance and, since January 1, 2020, has been, in all material respects, in compliance with all healthcare laws applicable to the operation of their business as currently conducted, including (i) any and all applicable federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7(b)) and the civil False Claims Act (31 U.S.C. Section 3729 et seq.); (ii) HIPAA, the Health Information and Technology for Economic and Clinical Health Act; and (iii) Laws which are cause for exclusion from any federal health care program. As of the Agreement Date, no material enforcement, regulatory or administrative proceeding is pending, or, to the Company’s Knowledge, no such material enforcement, regulatory or administrative proceeding has been threatened in writing, against the Company or any of its Subsidiaries under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Anti-Kickback Statute or similar Laws.

(l)            Since January 1, 2020, all exports, re-exports, imports, sales or transfers of products or services have been effected in accordance with all applicable Laws in all material respects. All Company Products shipped by the Company and its Subsidiaries have been accurately marked, labeled and transported in accordance with applicable Laws in all material respects.

Section 4.15        Certain Business Practices.

(a)           Since January 1, 2018, neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any of its employees or agents (in each case, acting in the capacity of an employee or agent of the Company or any of its Subsidiaries) has (i) used any material funds (whether of the Company and its Subsidiaries or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any material unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (iii) materially violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect.

(b)           To the Knowledge of the Company, (i) none of the executive officers of the Company or any of its Subsidiaries, have been disqualified or debarred by any Governmental Body for any purpose, or have been charged with or convicted under any applicable Law for conduct relating to the development or approval or otherwise relating to the regulation of any drug product under any applicable Law, and (ii) neither the Company nor any of its Subsidiaries, is the subject of any pending investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto or comparable policies in any other applicable jurisdictions.

Section 4.16        Governmental Authorizations. The Company and its Subsidiaries hold all Governmental Authorizations necessary to enable it to conduct their business in the manner in which their business is currently being conducted, except where failure to hold such Governmental Authorizations would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.17        Tax Matters.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) each of the Tax Returns required to be filed by the Company or any of its Subsidiaries with any Governmental Body has been filed on or before the applicable due date (taking into account any extensions of such due date), and all such Tax Returns are accurate and complete, (ii) all Taxes shown as due on such Tax Returns have been paid and (iii) the Company and its Subsidiaries have withheld and paid over (or set aside for payment when due) to the appropriate taxing authority all Taxes required to have been withheld and paid over in connection with amounts paid to any employee, independent contractor, stockholder, creditor or other third party. The unpaid Taxes of the Company and its Subsidiaries reflected on the Balance Sheet have been reserved for in accordance with GAAP and the Company and its Subsidiaries have not incurred any material liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business or in connection with the Transactions.

(b)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or is being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, no deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any of its Subsidiaries which deficiency has not been paid, settled or withdrawn. No written claim has been made within the last five (5) years by a taxing authority that the Company or any of its Subsidiaries is subject to Tax in a jurisdiction where it has not filed Tax Returns. No audits, examinations, or other proceedings with respect to material Taxes or Tax Returns of the Company or any of its Subsidiaries are currently in process, pending or threatened in writing.

(c)            Neither the Company nor any of its Subsidiaries is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements with third parties made in the ordinary course of business, the principal purpose of which is not Tax). Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) had any material liability for the Taxes of another Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise by operation of Laws.

(d)           Within the last two (2) years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(e)            The Company has not entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f)            There are no “closing agreements” (within the meaning of Section 7121(a) of the Code), private letter rulings or similar written agreements with any Governmental Body with regard to the determination of the Tax liability of the Company or any of its Subsidiaries that would have continuing effect on periods (or portions thereof) ending after the Closing Date.

(g)           Neither the Company nor any of its Subsidiaries will be required to include any material amounts in income, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing, (ii) an installment sale or open transaction arising made prior to the Closing, (iii) a prepaid amount received or deferred revenue accrued prior to the Closing (other than such prepaid amounts or deferred revenue received in the ordinary course of business), (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed prior to the Closing, (v) any intercompany transactions or any excess loss account described in the U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law), or (vi) any election made under Section 965 of the Code.

(h)           Neither the Company nor any of its Subsidiaries has deferred any payroll or employment Taxes or claimed any other similar Tax benefit or relief pursuant to the CARES Act.

Section 4.18        Employee Matters; Benefit Plans.

(a)            Except as required by applicable Laws, the employment of each of the Company’s employees and the employees of the Company’s Subsidiaries is terminable by the Company or its Subsidiaries at will.

(b)           As of the Agreement Date, neither the Company nor any of its Subsidiaries is a party to, has any duty to bargain for, or is not currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of its employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company or its Subsidiaries. Since January 1, 2020, there has not been any strike, slowdown, work stoppage, lockout, picketing or labor dispute, affecting the Company, any of its Subsidiaries or any of its employees. As of the Agreement Date, there is not pending, and, to the Knowledge of the Company, no Person has threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, picketing or labor dispute.

(c)           As of the Agreement Date, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints, other than any Legal Proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2020, the Company and its Subsidiaries have complied with all applicable Laws related to employment, including applicable Laws relating to employment practices, wages, hours and other terms and conditions of employment, any reduction in force (including notice, information and consultation requirements), except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(d)           The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of the following, as relevant: (i) all material plan documents and all material amendments thereto, and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent Form 5500; and (iv) the most recent summary plan descriptions and any material modifications thereto. For purposes of this Section 4.17(d) and Section 4.17(d) of the Company Disclosure Schedule, “Employee Plan” shall exclude any employment, termination or severance agreement for employees of the Company with an annual base salary less than $175,000 and equity grant notices, and related documentation, with respect to employees of the Company and agreements with consultants entered into in the ordinary course of business). No Employee Plan is subject to the Laws of a jurisdiction outside the United States.

(e)           Neither the Company or any of its Subsidiaries nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m), or (o) of the Code has, to the Knowledge of the Company, during the past six (6) years maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(f)            Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. To the Knowledge of the Company, each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Laws, including but not limited to ERISA and the Code.

(g)           Except as would not have a Material Adverse Effect, no Employee Plan exists that could (i) result in any payment becoming due to any current or former Company Associate, including any severance, unemployment compensation or any other cash payment, in each case, in excess of $300,000, (ii) result in the acceleration of the time of payment or vesting, or the increase in the amount of, compensation or benefits due to any such Company Associate, or (iii) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any material assets to fund any benefits under any Employee Plan.

(h)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions, either alone or in connection with any other event (whether contingent or otherwise) is reasonably expected to result in any payment or benefit, individually or in combination with any other payment or benefit, constituting an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(i)            None of the Employee Plans provides material health, medical or life insurance benefits to any retired Person, or any current employee of any of the Company following such employee’s retirement or other termination of employment, except (i) as required by applicable Law (including Section 4980B of the Code) or (ii) for subsidized COBRA premiums during severance.

Section 4.19        Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect: (a) the Company and its Subsidiaries are, and since January 1, 2018, have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business; (b) as of the Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice, report or other information of or entered into any legally-binding settlement or Order involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or any of its Subsidiaries relating to or arising under Environmental Laws; and (c) to the Knowledge of the Company, there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of the Company or any of its Subsidiaries under any Environmental Law.

Section 4.20        Real Property.

(a)           Neither the Company nor any of its Subsidiaries own, and since January 1, 2020, none of them has owned, any real property.

(b)           Except as would not reasonably be expected to have a Material Adverse Effect, either the Company or its Subsidiaries holds a valid and existing leasehold interest in the material real property that is leased or subleased by the Company or its Subsidiaries from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the leases and subleases with respect to real property to which the Company or any of its Subsidiaries is a party, which Leased Real Property is sufficient to permit the Company and its Subsidiaries to conduct their business as currently conducted. As of the Agreement Date, neither the Company or any of its Subsidiaries has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 4.21        Title to Assets. The Company and its Subsidiaries have good and valid title to all material assets owned by them as of the Agreement Date, including all material assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet as of June 30, 2021 included in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (but excluding Intellectual Property Rights which are covered by Section 4.8) except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.22        Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries. All such material insurance policies are in full force and effect (except for any expiration thereof in accordance with its terms), no written notice of cancellation or modification thereof has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. There are no material claims related to the business of the Company or its Subsidiaries pending under any such material insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

Section 4.23        Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 5.8, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL shall be inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Transactions.

Section 4.24        Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s or any of its Subsidiaries’ capital stock will be required in order to adopt this Agreement and the Merger.

Section 4.25        Opinion of Financial Advisor. The Company Board has received the opinion of the Company’s financial advisor, Lazard Freres & Co. LLC, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be paid to (a) holders of Shares tendering their Shares pursuant to the Offer and (b) holders of Shares (other than holders of Dissenting Shares and Excluded Shares) in the Merger, in each case, is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, revoked or modified. The Company will provide or make available to Parent, solely for informational purposes, a copy of the signed opinion following receipt thereof by the Company, it being expressly understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser.

Section 4.26        Brokers and Other Advisors. Except for Lazard Freres & Co. LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Article 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

Section 5.1          Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority (a) to conduct its business in the manner in which its business is currently being conducted and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company or the Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other organizational documents of Parent and Purchaser, including all amendments thereto.

Section 5.2          Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

Section 5.3          Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement and the CVR Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement and the CVR Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes, and the CVR Agreement shall constitute, when executed and delivered by Parent, the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 5.4          Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, the execution and delivery of this Agreement and the CVR Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Law or Order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clause (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL or the HSR Act, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement and the CVR Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

Section 5.5          Disclosure. The Offer Documents, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Offer Documents, at the time of the filing of such Offer Documents or any supplement or amendment thereto with the SEC and at the time such Offer Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to Parent or Purchaser that Parent or Purchaser furnishes to the Company in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9 and the Company Disclosure Documents, at the time of filing the Schedule 14D-9 and at the time of any distribution or dissemination of the Company Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Purchaser makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

Section 5.6          Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the Knowledge of Parent, threatened) against Parent or Purchaser, except as would not and would not reasonably be expected to have a Parent Material Adverse Effect. As of the Agreement Date, neither Parent nor Purchaser is subject to any legally-binding settlement or Order that is reasonably likely to have a Parent Material Adverse Effect. As of the Agreement Date, no investigation or review by any Governmental Body with respect to Parent or Purchaser is pending or, to the Knowledge of Parent or Purchaser, is being threatened, other than any investigations or reviews that would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.7          Solvency. Immediately after giving effect to the Transactions, Parent shall (a) be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become due and (b) have adequate capital to carry on its businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation.

Section 5.8          Ownership of Company Common Stock; Absence of Certain Arrangements. Neither Parent, nor Purchaser nor any of their respective Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the Agreement Date, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL. Neither Parent nor Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Transactions or (ii) the Surviving Corporation or any of its businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which (i) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Offer Price or Merger Consideration, as applicable, in respect of such holder’s Shares or (ii) any holder of Shares has agreed to approve this Agreement or vote against any Superior Offer.

Section 5.9          Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

Section 5.10        Sufficient Funds.

(a)            Parent and Purchaser have cash on hand as of the date hereof, and will have cash on hand at all times through the Effective Time, in each case, necessary to consummate the Transactions, including payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration at the Effective Time, to pay all related fees and expenses incurred in connection there with and to discharge all of Parent’s and Purchaser’s other liabilities as they become due.

(b)            Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned upon Parent’s, Purchaser’s, their respective Affiliates’ or any other Person’s ability to obtain any financing for the consummation of the Transactions.

Section 5.11        Acknowledgement by Parent and Purchaser.

(a)            Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 4, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions, and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b)            In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders or Representatives have received and may continue to receive after the Agreement Date from the Company and its Affiliates, stockholders or Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company, any of its Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

Article 6

CERTAIN COVENANTS OF THE COMPANY

Section 6.1          Access and Investigation. During the period from the Agreement Date until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company and its directors, employees and officers shall, and the Company shall direct its other Representatives of the Company, (a) to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s officers, employees, other personnel, and assets and to all existing books and records (provided, however, that any such access shall be conducted at Parent’s sole expense, at a reasonable time, under the supervision of appropriate personnel of the Company or its Subsidiaries and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company and its Subsidiaries) and (b) to furnish to Parent such financial and operating data and other information as Parent may reasonably request, but in the case of clauses (a) and (b), solely to the extent that such access or furnishing of data or other information is related to planning for integration or operation of the Company and its Subsidiaries following the Closing or the satisfaction of any condition to Closing. The foregoing notwithstanding, nothing herein shall require the Company or any of its Subsidiaries to permit any inspection or testing, or to disclose any information, that the Company in the good faith determination of the Company (after consultation with its counsel): (i) would reasonably be expected to (x) jeopardize any attorney-client privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (y) contravene any applicable Law (including Antitrust Law), fiduciary duty or binding Contract (including any confidentiality agreement to which the Company, its Subsidiaries or its Affiliates is a party); or (ii) is reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Information disclosed pursuant to this Section 6.1 shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 6.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Non-Disclosure Agreement, dated as of August 9, 2021, by and between the Company and Parent (the “Non-Disclosure Agreement”). All requests for information made pursuant to this Section 6.1 shall be directed to an executive officer of the Company or other person designated by the Company in writing. Nothing in this Section 6.1 will be construed to require the Company, its Subsidiaries or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information.

Section 6.2          Operation of the Business.

(a)            During the Pre-Closing Period: (i) except (A) as required or otherwise contemplated under this Agreement or as required by applicable Laws, (B) any action taken, or omitted to be taken, pursuant to COVID-19 Measures, (C) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as set forth in Section 6.2 of the Company Disclosure Schedule, the Company shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to (i) conduct in all material respects its business and operations in the ordinary course and (ii) preserve intact the material components of the current business organization of the Company and its Subsidiaries, including by maintaining their relations and goodwill with all material suppliers, material customers, Governmental Bodies and other material business relations (it being understood that with respect to the matters specifically addressed by any provision of Section 6.2(b), such specific provisions shall govern over the more general provision of this Section 6.2(a)).

(b)            During the Pre-Closing Period, except (i) as required or otherwise contemplated under this Agreement or as required by applicable Laws, (ii) any action taken, or omitted to be taken, pursuant to COVID-19 Measures, (iii) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as set forth in Section 6.2 of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries to not:

(i)            amend or permit the adoption of any amendment to the Company’s certificate of incorporation and bylaws or the organizational documents of its Subsidiaries;

(ii)           (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions of Shares outstanding as of the Agreement Date pursuant to the Company’s right (under written commitments in effect as of the Agreement Date) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company or any of its Subsidiaries; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the Agreement Date) between the Company or any of its Subsidiaries and a Company Associate only upon termination of such Person’s employment or engagement by the Company or any of its Subsidiaries; or (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards;

(iii)          split, combine, subdivide or reclassify any Shares or other equity interests;

(iv)          issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant delivery, pledge, transfer or encumbrance (other than pursuant to agreements in effect as of the Agreement Date) of (A) any capital stock, equity interest or other security of the Company or any of its Subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or any of its Subsidiaries, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company or any of its Subsidiaries (except that (1) the Company may issue Shares as required to be issued upon the exercise of Company Options or the vesting of Company Stock Awards and (2) the Company may issue Company Stock Awards to new employees who were offered Company Stock Awards as part of offer letters that were executed prior to the Agreement Date), it being understood that no such Company Stock Awards may be accelerated other than in accordance with the terms of this Agreement;

(v)          except as contemplated by Section 3.8, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date) or grant any employee or director any increase in compensation, bonuses or other benefits, except that the Company and its Subsidiaries may (A) change the title of its employees, provided such changes in title do not involve increases in the applicable employee’s compensation except as otherwise provided for under this Section 6.2(b)(v); (B) provide increases in salary, wages, bonuses or benefits to employees as required under a Company Employee Agreement; (C) amend any Employee Plans to the extent required by applicable Laws; and (D) make bonus or commission payments in the ordinary course of business in accordance with the bonus or commission plans existing on the Agreement Date;

(vi)         (A) enter into (1) any change-of-control agreement with any executive officer, employee, director or independent contractor or (2) any retention, employment, severance or other material agreement with any executive officer or director, (B) enter into any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $175,000 or any consulting agreement with an independent contractor with an annual base compensation greater than $175,000 or (C) hire any employee with an annual base salary in excess of $175,000 or with officer-level responsibilities;

(vii)         form any Subsidiary, acquire any equity interest in any other Entity or enter into any material joint venture, partnership, collaboration or similar profit-sharing arrangement;

(viii)        make or authorize any capital expenditure, except that the Company and its Subsidiaries may make any capital expenditure that is provided for in the Company’s capital expense budget either delivered or made available to Parent prior to the Agreement Date, which expenditures shall be in accordance with the categories set forth in such budget or (B) when added to all other capital expenditures made on behalf of the Company and its Subsidiaries since the Agreement Date but not provided for in the Company’s capital expense budget either delivered or made available to Parent prior to the Agreement Date, does not exceed $25,000 individually and $200,000 in the aggregate;

(ix)          acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, mortgage or otherwise subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, except, in the case of any of the foregoing (A) in the ordinary course of business (including entering into non-exclusive license agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company and its Subsidiaries or (C) as provided for in the Company’s capital expense budget delivered or made available to Parent prior to the Agreement Date;

(x)           lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness, except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice;

(xi)          except as required by applicable Law, (A) make or change any material Tax election, (B) adopt or change any material method of Tax accounting, (C) consent to the extension or waiver of the statutory period of limitations applicable to any Tax claim or assessment (other than pursuant to extensions of the due date for filing a Tax Return) or (D) settle or compromise any material Tax liability or refund;

(xii)         settle, release, waive or compromise any Legal Proceeding, other than (A) any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions or (B) any Legal Proceeding (1) that results solely in an obligation involving only the payment of monies by the Company that is to be satisfied with the proceeds of the Company’ insurance policies and (2) does not involve the admission of wrongdoing by the Company or any of its Subsidiaries;

(xiii)        enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Laws);

(xiv)        adopt or implement any stockholder rights plan or similar arrangement;

(xv)         adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(xvi)        authorize any of, or agree or commit to take, any of the actions described in clauses (i) through (xv) of this Section 6.2(b).

(c)           Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company and its Subsidiaries, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations. Consent shall not be required pursuant to this Section 6.2 if the Company has a reasonable good faith belief that obtaining such consent may violate Antitrust Law.

Section 6.3          No Solicitation.

(a)           Except as permitted by this Section 6.3, during the Pre-Closing Period, the Company shall not, shall cause its Subsidiaries to not, shall not authorize its Representatives to, and shall direct its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions (except to notify a Person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 6.3 or to clarify whether any such inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal, (iii) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or (iv) waive or release any Person from, fail to use reasonable best efforts to enforce any standstill agreement or any standstill provisions of any Contract entered into in respect of a potential Acquisition Proposal; provided, however, the Company Board may take, or omit to take, any of the actions contemplated by clause (iv) of this Section 6.3 in the event that the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would breach the fiduciary duties of the Company Board under applicable Law. The Company and its directors, officers and employees shall, and the Company shall direct its other Representatives to, (A) cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal and (B) terminate access by any Person (other than Parent, Purchaser, the Company or any of their respective Affiliates or Representatives) to any physical or electronic data room relating to any potential Acquisition Proposal. For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.3(a) by a director or officer of the Company shall be deemed to be a breach of this Section 6.3(a) by the Company.

(b)           Anything to the contrary herein notwithstanding, if at any time on or after the Agreement Date and prior to the Offer Acceptance Time, the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the Agreement Date and did not result from any material breach of this Section 6.3, and the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (i) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly provide to Parent any non-public information concerning the Company that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c)            Following the Agreement Date, the Company shall (i) promptly (and in any event within two (2) Business Days) notify Parent of any inquiry, proposal or offer received by the Company or any of its Representatives that the Company believes is or may lead to an Acquisition Proposal, (ii) provide to Parent a summary of the material terms and conditions of any Acquisition Proposal, including the identity of the Person making such Acquisition Proposal, together with copies of all documents and written or electronic communications received, directly or indirectly, from such Person relating to any such Acquisition Proposal, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably prompt basis and (iv) upon the written request of Parent, reasonably inform Parent of the status of any Acquisition Proposal.

(d)            Nothing in this Agreement, including this Section 6.3, shall restrict the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to the stockholders of the Company (provided, that such disclosure includes an express reaffirmation of the Company Board Recommendation), and none of the foregoing actions shall be deemed to constitute a Company Adverse Change Recommendation.

Article 7

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1          Company Board Recommendation.

(a)            Subject to Section 7.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, requiring, or which would reasonably expect to cause, the Company to abandon, terminate or fail to consummate the Transactions (other than an Acceptable Confidentiality Agreement).

(b)            Notwithstanding anything to the contrary contained in this Agreement, at any time prior to accepting for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”), if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 6.3(a)) from any Person that has not been withdrawn and is a Superior Offer, (x) the Company Board may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would breach the fiduciary duties of the Company Board under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i) at least five (5) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C)(i) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal, including the identity of the Person making such Acquisition Proposal, in accordance with Section 6.3(c)) and provide Parent with copies of all documents and written or electronic communications relating to such Acquisition Proposal, (ii) the Company shall have given Parent five (5) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and, to the extent requested by Parent, shall have negotiated in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any, and (iii) at the end of such five (5) Business Day period, the Company Board makes the determination under Section 7.1(b)(A) (after taking into account the amendments to this Agreement and the Transactions proposed by Parent, if any). With respect to Section 7.1(b)(C), if there are any material amendments, revisions or changes to the terms of any such Superior Offer, the Company shall notify Parent of each such material amendment, revision or change and the applicable five (5) Business Day period shall be extended until at least three (3) Business Days after the time that Parent receives notification from the Company of each such revision.

Section 7.2          Filings, Consents and Approvals.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b)            Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) Business Days after the Agreement Date unless otherwise agreed to in writing by Parent and the Company, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c)           Without limiting the generality of anything contained in this Section 7.2, during the Pre-Closing Period, each of Company and Parent (on its and Purchaser’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions,(ii) give the other Party prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Party promptly informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Party of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding,(v) promptly furnish the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other Party and consider in good faith the views of the other Party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference, including any virtual or telephonic meetings and discussions, relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, that materials required to provided pursuant to this Section 7.2(d) may be redacted (A) to remove references concerning the valuation of Parent, Purchaser, Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, none of Parent, Purchaser, or any of their respective Affiliates shall be required to defend, contest, or resist any Legal Proceeding or to take any action to have vacated, lifted, reversed, or overturned any Order in connection with any Antitrust Laws applicable to the Transactions.

(d)           Purchaser shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings. Neither Party shall commit to or agree with any Governmental Body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile under the HSR Act, (iii) not consummate the Transactions for any period of time or (iv) enter into any timing agreement, without the prior written consent of the other Party.

(e)            Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Purchaser, the Company or any of their respective Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of the Company, the Surviving Corporation, Parent, Purchaser, or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of business of the Company, the Surviving Corporation, Parent, Purchaser, or any of their respective Subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Purchaser, or any of their respective Subsidiaries; provided, that if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or Order so long as such requirement, condition, limitation, understanding, agreement, or Order is only binding on the Company in the event the Closing occurs.

(f)            Purchaser and Parent shall not, before the Closing, permit any of their Affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any Consent or Order of a Governmental Body necessary to consummate the Offer, the Merger and the other Transactions, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Law, (ii) increase the risk of any Governmental Body entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other Transactions or (iii) otherwise delay or impede the consummation of the Offer, the Merger and the other Transactions.

Section 7.3          Continuing Employee Benefits.

(a)            Parent agrees that from and after the Effective Time, Parent shall assume and honor all severance and employment agreements for all Continuing Employees and Non-Continuing Employees, in each case, in accordance with their terms as in effect immediately prior to the Effective Time. Following the Effective Time, Parent shall provide, or cause to be provided, to each Continuing Employee (i) base salary (or base wages, as the case may be) that is substantially comparable to the base salary provided by the Company and its Subsidiaries to such Continuing Employee immediately before the Effective Time, (ii) short-term cash incentive compensation opportunities at least as favorable as those provided to similarly-situated employees of Parent and its Subsidiaries, and (iii) benefits (including severance benefits but excluding equity and long-term incentive compensation) that are, in the aggregate and at a minimum, at least as favorable as the benefits (including severance benefits but excluding equity and long-term incentive compensation) provided to similarly-situated employees of Parent and its Subsidiaries. For any employee of the Company that is not a Continuing Employee (each a “Non-Continuing Employee”), Parent shall provide such Non-Continuing Employee with the severance payments and termination payments or benefits under the Company’s applicable severance plan (as made available to Parent), any agreement between such Non-Continuing Employee and the Company or any of its Subsidiaries, or any agreement governing the relationship between such Non-Continuing Employee and the Company or any of its Subsidiaries (such payments and benefits, the “Non-Continuing Employee Severance Benefits”). In the event that a Transition Employee is terminated without Cause on or before the expiration of the term of employment (or other services arrangement) set forth in such Transition Employee’s offer letter, Parent shall provide such Transition Employee with (i) the severance payments and termination payments or benefits set forth in the applicable offer letter (and under any arrangement between such Transition Employee and Parent or its applicable Subsidiary (including the Surviving Corporation, if any), the terms of which shall be in accordance with this Section 7.3(a)) and (ii) an additional amount in cash severance equal to the base salary (or base wages, as the case may be) that such Transition Employee would have been entitled to receive for the remainder of the term of employment (or other services arrangement) assuming such Transition Employee had not been terminated before the end of the term set forth in such Transition Employee’s offer letter (together, such payments and benefits, the “Transition Employee Severance Benefits”), provided, that, for the avoidance of doubt, a Transition Employee shall not be entitled to Transition Employee Severance Benefits to the extent such Transition Employee voluntarily resigns prior to the expiration of the term of employment (or other services arrangement) set forth in such Transition Employee’s offer letter, other than in accordance with such offer letter.

(b)            Except as otherwise required by applicable Law, Parent will pay or deliver the Non-Continuing Employee Severance Benefits to any such Non-Continuing Employee and the Transition Employee Severance Benefits to such Transition Employee as soon as reasonably practicable following the termination of such Non-Continuing Employee’s or such Transition Employee’s employment or other service arrangement.

(c)            For purposes of this Section 7.3(a), “Cause” means a Transition Employee’s (i) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) attempted commission of, or participation in, a fraud or act of dishonesty against the Surviving Corporation or any of its Subsidiaries; (iii) intentional, material violation of any agreement between the Transition Employee and the Surviving Corporation or any of its Subsidiaries or of any statutory duty owed to the Surviving Corporation or any of its Subsidiaries; (iv) unauthorized use or disclosure of the Surviving Corporation’s or any of its Subsidiaries’ confidential information or trade secrets; (v) an act by the Transition Employee that constitutes gross negligence, willful misconduct or insubordination in the course of employment such employee’s employment or service with the Surviving Corporation or any of its Subsidiaries; or (vi) the continued failure of the Transition Employee to perform the essential duties and responsibilities of such employee’s position, after having received notice of the deficiencies and having had thirty (30) days to cure such defects in performance.

(d)           Without limiting the foregoing:

(i)            Each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s employee benefit plans and arrangements with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date, provided, that the foregoing shall not result in the duplication of benefits or to benefit accrual under any pension plan.

(ii)           With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), use commercially reasonable efforts to assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(e)           To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent or the Surviving Corporation, then Parent shall use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. For the avoidance of doubt, Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Parent or the Surviving Corporation.

(f)            The provisions of this Section 7.3 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 7.3 is intended to, or shall, be construed as providing any right to continued employment or service for any Person, or constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

Section 7.4          Indemnification of Officers and Directors.

(a)            The bylaws of the Surviving Corporation shall provide for rights to indemnification, advancement of expenses and exculpation in favor of those Persons who are directors, officers and employees of the Company or any of its Subsidiaries as of the Agreement Date or have been directors, officers and employees of the Company or any of its Subsidiaries in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time (such provisions of the bylaws of the Surviving Corporation, the “Indemnification Provisions”). The Indemnification Provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by Parent, the Surviving Corporation and their successors and assigns to the fullest extent available under Delaware Law for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to this Section 7.4(a) and the rights provided under this Section 7.4(a) until disposition of such claim.

(b)            From and after the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Laws, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company or any of its Subsidiaries against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company or any of its Subsidiaries in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 7.4(b), subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 7.4(b).

(c)            From the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall maintain, and Parent shall cause the Surviving Corporation to maintain, in effect, the current policy of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries as of the Agreement Date for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company or any of its Subsidiaries, on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time, Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 7.4(c); provided, however, that in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 300% of the annual premium currently payable by the Company and its Subsidiaries with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d)            In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.4.

(e)            The provisions of this Section 7.4 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 7.4 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 7.5          Securityholder Litigation. The Company shall promptly notify Parent of any Legal Proceeding commenced against the Company or its directors relating to the Transactions. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such litigation or existing litigation, and the right to consult on the settlement with respect to such litigation, and the Company shall in good faith take such comments into account. No such settlement of such litigation including existing litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company and its Subsidiaries after the Closing Date. The Company will keep Parent reasonably informed with respect to the status of any such Legal Proceeding.

Section 7.6        Further Assurances. Without limitation or contravention of the provisions of Section 7.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party will use commercially reasonable efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) seek to lift any restraint, injunction or other legal bar to the Offer, the Merger or the other Transactions brought by any third party against such Party.

Section 7.7      Public Announcements; Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter, Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) subject to any other applicable terms of this Agreement, the Company may make any disclosures, without Parent’s prior written consent (but with prior notice), in the Company SEC Documents as may be required by applicable federal securities Laws; (c) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any applicable Law; and (d) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

Section 7.8      Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Offer, the Merger or any of the other Transactions, each of Parent and the Company and their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Offer, the Merger or the other Transactions.

Section 7.9      Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Company Stock Awards in the Transactions by applicable Section 16 individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10      Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Laws, the compensation committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the Agreement Date or are entered into after the Agreement Date and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 7.11      Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

Section 7.12      Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.13      Other Agreements and Understandings. Without the prior written consent of the Company Board, neither Parent nor Purchaser (or any other Affiliate of Parent) shall enter into any Contract or other agreement, arrangement or understanding (whether oral or written) or commitment to enter into an agreement, arrangement or understanding (whether oral or written) (a) between Parent, Purchaser or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the Agreement Date that relate in any way to the Company and its Subsidiaries or the Transactions or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature from the Offer Price or Merger Consideration.

Article 8

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 8.1      No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary, preliminary or permanent Order preventing the consummation of the Merger, nor shall any Law (other than any Antitrust Law) or Order have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body of competent jurisdiction and remain in effect that directly or indirectly prohibits, or makes illegal, the consummation of the Merger.

Section 8.2      Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Article 9

TERMINATION

Section 9.1      Termination. This Agreement may be terminated, and the Offer and the Merger may be abandoned:

(a)            by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b)            by either Parent or the Company:

(i)            if the Offer Acceptance Time shall not have occurred on or before midnight, Eastern Time, on February 10, 2022 (the “End Date”); provided, that neither Parent nor the Company, as applicable, shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(i) in the event that such Party’s material breach of any provision of this Agreement has caused or resulted in the Offer Acceptance Time not occurring on or prior to the End Date;

(ii)            if a court of competent jurisdiction or other Governmental Body shall have issued an Order, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which Order shall be final and nonappealable; provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(ii) in the event that such Party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the issuance of such final and nonappealable Order; or

(iii)            if the Offer (as extended in accordance with the terms of this Agreement) has been withdrawn or terminated in accordance with the terms of this Agreement without the acceptance for payment of Shares pursuant to the Offer; provided, however, that neither Parent nor the Company, as applicable, shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(iii) in the event that such Party’s material breach of any provision of this Agreement has caused or resulted in the events specified in this Section 9.1(b)(iii) occurring;

(c)            by Parent, at any time prior to the Offer Acceptance Time:

(i)            if (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing, or, if earlier, within two (2) Business Days before the Expiration Date (it being agreed that Parent shall only have the right to request the Company to do so on two (2) occasions); or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than the Offer), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer (each of clauses (i) through (iii), a “Trigger Event”); provided, that Parent shall be permitted to terminate this Agreement pursuant to this Section 9.1(c)(i) only if Parent delivers written notice of termination within five (5) Business Days of the Trigger Event giving rise to Parent’s right to terminate pursuant to this Section 9.1(c)(i); or

(ii)            a breach of any representation or warranty contained in Article 4 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the conditions set forth in clause (b) (Representations and Warranties of the Company) or clause (c) (Covenants of the Company) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date on which Parent gives the Company written notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder.

(d)            by the Company, at any time prior to the Offer Acceptance Time:

(i)            in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”) if the Company has complied in all material respects with the notice, negotiation and other requirements of Section 7.1(b) and the Company, substantially concurrently with such termination, pays to Parent the Termination Fee;

(ii)            if a breach of any representation or warranty contained in Article 5 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have commenced to have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(iii)            in the event that (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a) or (ii) Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement.

Section 9.2      Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination except to the extent provided in Section 9.3; provided, however, that (a) Section 2.1(d), Section 2.2(b), Parent’s reimbursement obligations under Section 7.13, this Section 9.2, Section 9.3 and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Non-Disclosure Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any claim, liability or damages to the other in respect of any Willful Breach of this Agreement prior to such termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 10.5(b) in lieu of terminating this Agreement pursuant to Section 9.1.

Section 9.3      Expenses; Termination Fee.

(a)            Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)            In the event that:

(i)            this Agreement is terminated by the Company in accordance with Section 9.1(d)(i);

(ii)            this Agreement is terminated by Parent in accordance with Section 9.1(c)(i); or

(iii)            (x) this Agreement is terminated pursuant to Section 9.1(b)(i) (but in the case of a termination by the Company, only if at such time Parent has complied with its obligations under this Agreement in all material respects such that Parent would not be prohibited from terminating this Agreement pursuant to the second proviso of Section 9.1(b)(i)) as a result of the failure to satisfy the Minimum Condition, (y) after the Agreement Date and prior to such termination, any Person shall have publicly disclosed a bona fide Acquisition Proposal and such Acquisition Proposal shall not have been publicly withdrawn prior to the time of the termination of this Agreement and (z) within twelve (12) months of such termination, the Company shall have consummated an Acquisition Proposal (provided, that for purposes of this clause (z) the references to “a material portion” and “10% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “51% or more”);

then, in any such event under this Section 9.3(b), the Company shall pay, or shall cause to be paid, to Parent the Termination Fee by wire transfer of same day funds to an account designed in writing by Parent (A) in the case of Section 9.3(b)(i), substantially concurrently with the termination of this Agreement (it being agreed that if such termination occurs on a day that is not a Business Day, “substantially concurrently” shall mean no later than on the next Business Day), (B) in the case of Section 9.3(b)(ii), within two (2) Business Days after such termination or (C) in the case of Section 9.3(b)(iii), within two (2) Business Days after the consummation of the Acquisition Proposal referred to in clause (z) above. Notwithstanding anything to the contrary in this Agreement, the Parties agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $16,000,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 9.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates and Representatives or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates and Representatives (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company, any of its Affiliates or any of its Representatives arising out of, relating to, or in connection with, this Agreement, any of the Transactions or any matters forming the basis for such termination.

(c)            Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 9.3(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members, Affiliates or Representatives (collectively, “Company Related Parties”) in any circumstance in which the Termination Fee becomes due and payable, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, this Agreement or the Transactions. For the avoidance of doubt, Parent or Purchaser may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 10.5(b) or the payment of the Termination Fee pursuant to Section 9.3(b), but in no event shall Parent or Purchaser be entitled to both (i) equitable relief ordering the Company to consummate the Transactions in accordance with Section 10.5(b) and (ii) the payment of the Termination Fee pursuant to Section 9.3(b).

(d)            Each Party acknowledges that the agreements contained in this Section 9.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.

Article 10

MISCELLANEOUS PROVISIONS

Section 10.1      Amendments. Prior to the Offer Acceptance Time, subject to Section 7.4(e), this Agreement may be amended only with the approval of the Company Board and the board of directors of Parent. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.2      Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.3      No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms expressly apply or are to be performed in whole or in part after the Effective Time and (b) this Article 10.

Section 10.4      Entire Agreement; Counterparts. This Agreement (including the Company Disclosure Schedules and the exhibits, annexes, schedules and instruments referred to herein) and the CVR Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Non-Disclosure Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Non-Disclosure Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.5      Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a)            This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 10.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 10.8. Each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)            The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the terms and conditions of this Section 10.5(b), the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 9.3: (x) except with respect to monetary damages, are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent nor Purchaser would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.5(b) shall not be required to provide any bond or other security in connection with the seeking of any such injunction or specific performance.

(c)            EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.6      Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void ab initio and of no effect.

Section 10.7      No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Offer Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable and (B) the right of the holders of Company Stock Awards to receive the Merger Consideration pursuant to Section 3.8; (ii) each Indemnified Person set forth in Section 7.4; and (iii) the limitations on liability of the Company Related Parties set forth in Section 9.3(c). Notwithstanding the foregoing, the Company shall have the right to recover, through a Legal Proceeding brought by the Company, damages from Parent in the event of a breach of this Agreement by Parent or Purchaser, in which event the damages recoverable by the Company for itself and on behalf of the holders of Shares shall be determined by reference to the total amount, including the loss of the economic benefit of the Transactions, that would have been recoverable under the circumstances of such breach by such holders of Shares if all such holders brought an action against Parent and were recognized as third party beneficiaries hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties and that, in some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8      Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender) or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

Supernus Pharmaceuticals, Inc.
9715 Key West Ave
Rockville MD, 20850
Attention:      Jack A. Khattar
Email:            jkhattar@supernus.com

with a copy to (which shall not constitute notice):

Saul Ewing Arnstein & Lehr LLP
1919 Pennsylvania Avenue, N.W., Suite 550
Washington, DC 20006-3434
Attention:      Mark I. Gruhin
Facsimile:      (202) 295-6719
Email:            mark.gruhin@saul.com

if to the Company (prior to the Effective Time):

Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608
Attention:      Christopher B. Prentiss
Email:            cprentiss@adamaspharma.com

with a copy to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

Attention:              Jamie Leigh

Ian Nussbaum

Polina A. Demina

Facsimile:	(415) 693-2222 (212) 479 6275

E-mail:	jleigh@cooley.com
inussbaum@cooley.com pdemina@cooley.com

Section 10.9      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the Parties as closely as possible such that the Transactions are fulfilled to the fullest extent possible.

Section 10.10      Obligation of Parent. Parent shall ensure that each of its Subsidiaries (including Purchaser), and shall use reasonable best efforts to ensure that each of its Representatives, duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries or its Representatives under this Agreement, and Parent shall be jointly and severally liable with its Subsidiaries and Representatives, as applicable, for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 10.11      Transfer Taxes. Except as expressly provided in Section 3.6(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the Transaction shall be paid by Parent and Purchaser when due and payable.

Section 10.12      Interpretations.

(a)            For purposes of this Agreement, the Parties agree that:

(i)            whenever the context requires, the singular number shall include the plural, and vice versa;

(ii)            the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”;

(iii)            the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;”

(iv)            the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders;

(v)            where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires;

(vi)            a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date;

(vii)            references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement or, thereafter from time to time;

(viii)            the information contained in this Agreement and in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of Contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement or such information constitutes a representation or warranty of the Company;

(ix)            the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”);

(x)            all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise; and

(xi)            the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1).

(b)            Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require the Company to take any action in violation of applicable Law.

(c)            This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

Section 10.13      Company Disclosure Schedule References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Schedule will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Company and its Subsidiaries that are set forth in the corresponding Section or subsection of this Agreement and any other Section or subsection of this Agreement where the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

[Signature pages follow]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Adamas Pharmaceuticals, Inc.

By:	/s/ Neil F. McFarlane
Name:	Neil F. McFarlane
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Supernus Pharmaceuticals, Inc.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	Chief Executive Officer

Supernus Reef, Inc.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Second Amended and Restated

Certificate of Incorporation

of

Surviving Corporation

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ADAMAS PHARMACEUTICALS, INC.

FIRST:      The name of the corporation is Adamas Pharmaceuticals, Inc. (the “Corporation”).

SECOND:      The address of its registered office in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD:      The nature of the business or purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:      The total number of shares of capital stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of common stock with a par value of one cent ($0.01) per share.

FIFTH:      The Corporation is to have perpetual existence.

SIXTH:      In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

SEVENTH:      To the fullest extent that the DGCL or any other law of the State of Delaware (as they exist on the date hereof or as they may hereafter be amended) permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  No amendment to, or modification or repeal of, this Article Seventh shall adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal.

EIGHTH:      The Corporation shall indemnify and advance expenses to, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnitee”) who was or is made, or is threatened to be made, a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or an officer of the Corporation or, while a director or an officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, member, trustee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise (including, but not limited to, service with respect to employee benefit plans), against all liability and loss suffered (including, but not limited to, expenses (including, but not limited to, attorneys’ fees and expenses), judgments, fines and amounts paid in settlement and reasonably incurred by such Indemnitee). Notwithstanding the preceding sentence, the Corporation shall be required to indemnify, or advance expenses to, an Indemnitee in connection with a Proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such Proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the Corporation or the Proceeding (or part thereof) relates to the enforcement of the Corporation’s obligations under this Article Eighth.

NINTH:      The indemnification provided by this Article Ninth is not exclusive of other indemnification rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise, and shall inure to the benefit of the heirs and legal representatives of such Indemnitee.

TENTH:      The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, and the election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ELEVENTH:      The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

[Remainder of Page Intentionally Left Blank]

Exhibit B

Second Amended and Restated Bylaws
of
Surviving Corporation

SECOND AMENDED & RESTATED
BYLAWS

OF

ADAMAS PHARMACEUTICALS, INC.

(the “Corporation”)

SECTION 1 - STOCKHOLDERS

Section 1.1 Annual Meeting. An annual meeting of the stockholders for the election of directors to succeed those whose term expire and for the transaction of such other business as may properly come before the meeting shall be held at the place, if any, within or without the State of Delaware, on the date and at the time that the Board of Directors shall each year fix. Unless stated otherwise in the notice of the annual meeting of the stockholders of the Corporation, such annual meeting shall be at the principal office of the Corporation.

Section 1.2      Advance Notice of Nominations and Proposals of Business.

(a)            Nominations of persons for election to the Board of Directors and proposals for business to be transacted by the stockholders at an annual meeting of stockholders may be made (i) pursuant to the Corporation’s notice with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of record of the Corporation who (A) was a stockholder of record at the time of the giving of the notice contemplated in Section 1.2(b), (B) is entitled to vote at such meeting and (C) has complied with the notice procedures set forth in this Section 1.2. Except as otherwise required by law, clause (iii) of this Section 1.2 shall be the exclusive means for a stockholder to make nominations or propose other business (other than nominations and proposals properly brought pursuant to applicable provisions of federal law, including the Securities Exchange Act of 1934 (as amended from time to time, the “Act”) and the rules and regulations of the Securities and Exchange Commission thereunder) before an annual meeting of stockholders.

(b)            Except as otherwise required by law, for nominations or proposals to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 1.2(a), (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation with the information contemplated by Section 1.2(c), and (ii) the business must be a proper matter for stockholder action under the Delaware General Corporation Law (the “DGCL”).

(c)            To be timely for purposes of Section 1.2(b), a stockholder’s notice must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation a date (i) not less than 90 nor more than 120 days prior to the anniversary date of the prior year’s annual meeting or (ii) if there was no annual meeting in the prior year or if the date of the current year’s annual meeting is more than 30 days before or after the anniversary date of the prior year’s annual meeting, on or before 15 days after the day on which the date of the current year’s annual meeting is first disclosed in a public announcement. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the delivery of such notice. Such notice from a stockholder must state (i) as to each nominee that the stockholder proposes for election or reelection as a director, (A) all information relating to such nominee that would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Act and such nominee’s written consent to serve as a director if elected, and (B) a description of all direct and indirect compensation and other material monetary arrangements, agreements or understandings during the past three years, and any other material relationship, if any, between or concerning such stockholder and its respective affiliates or associates, on the one hand, and the proposed nominee, and his or her respective affiliates or associates, on the other hand; (ii) as to each proposal that the stockholder seeks to bring before the meeting, a brief description of such proposal, the reasons for making the proposal at the meeting, and any material interest that the stockholder has in the proposal; (iii) (A) the name and address of the stockholder, (B) the class (and, if applicable, series) and number of shares of stock of the Corporation that are, directly or indirectly, owned beneficially or of record by the stockholder or any Stockholder Associated Person (as defined below), (C) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class (or, if applicable, series) of shares of stock of the Corporation or with a value derived in whole or in part from the value of any class (or, if applicable, series) of shares of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (each, a “Derivative Instrument”) directly or indirectly owned beneficially or of record by such stockholder or any Stockholder Associated Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of stock of the Corporation of the stockholder or any Stockholder Associated Person, (D) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any securities of the Corporation, (E) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or beneficially owns an interest in a general partner, (F) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of the shares of stock of the Corporation or Derivative Instruments and (G) whether either the stockholder intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares reasonably believed by such stockholder to be sufficient to elect such nominee or nominees. For purposes of these by-laws, a “STOCKHOLDER ASSOCIATED PERSON” of any stockholder means any “affiliate” or “associate” (as those terms are defined in Rule 12b-2 under the Act) of the stockholder that owns beneficially or of record any capital stock or other securities of the Corporation. In addition, any nominee proposed by a stockholder shall complete a questionnaire, in a form provided by the Corporation, within 10 days of receipt of the form of questionnaire from the Corporation.

(d)            Subject to the certificate of incorporation of the Corporation and applicable law, only persons nominated in accordance with procedures stated in this Section 1.2 shall be eligible for election as and to serve as members of the Board of Directors and the only business that shall be conducted at an annual meeting of stockholders is the business that has been brought before the meeting in accordance with the procedures set forth in this Section 1.2.

(e)            The chairman of the meeting shall have the power and the duty to determine whether a nomination or any proposal has been made according to the procedures stated in this Section 1.2 and, if any nomination or proposal does not comply with this Section 1.2, unless otherwise required by law, the nomination or proposal shall be disregarded.

(f)            For purposes of this Section 1.2, “public announcement” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Act.

(g)            Notwithstanding the foregoing provisions of this Section 1.2, a stockholder shall also comply with applicable requirements of the Act and the rules and regulations thereunder with respect to matters set forth in this Section 1.2. Nothing in this Section 1.2 shall affect any rights, if any, of stockholders to request inclusion of nominations or proposals in the Corporation’s proxy statement pursuant to applicable provisions of federal law, including the Act.

Section 1.3      Special Meetings; Notice.

Special meetings of the stockholders of the Corporation may be called only in the manner set forth in the certification of incorporation of the Corporation. Notice of every special meeting of the stockholders of the Corporation shall state the purpose of such meeting. Except as otherwise required by law, the business conducted at a special meeting of stockholders of the Corporation shall be limited exclusively to the business set forth in the Corporation’s notice of meeting, and the individual or group calling such meeting shall have exclusive authority to determine the business included in such notice.

Section 1.4      Notice of Meetings.

Notice of the place, if any, date and time of all meetings of stockholders of the Corporation, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed present and vote at such meeting, and, in the case of all special meetings of stockholders, the purpose of the meeting, shall be given, not less than 10 nor more than 60 days before the date on which such meeting is to be held, to each stockholder entitled to notice of the meeting.

The Corporation may postpone or cancel any previously called annual or special meeting of stockholders of the Corporation by making a public announcement (as defined in Section 1.2(e)) of such postponement or cancellation prior to the meeting. When a previously called annual or special meeting is postponed to another time or place, if any, notice of the place (if any), date and time of the postponed meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed present and vote at such postponed meeting, shall be given in conformity with this Section 1.4 unless such meeting is postponed not more than 60 days after initial notice of the meeting was provided in conformity with this Section  1.4.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; however, if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for voting at the adjourned meeting, notice of the place, if any, date and time of the adjourned meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed present and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted that may have been transacted at the original meeting.

Section 1.5      Quorum.

At any meeting of the stockholders, the holders of shares of stock of the Corporation entitled to cast a majority of the total votes entitled to be cast by the holders of all outstanding capital stock of the Corporation, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number is required by applicable law or the certificate of incorporation of the Corporation. If a separate vote by one or more classes or series is required, the holders of shares entitled to cast a majority of the total votes entitled to be cast by the holders of the shares of the class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date and time.

Section 1.6      Organization.

The Chairman of the Board or, in his or her absence, the person whom the Board of Directors designates or, in the absence of that person or the failure of the Board of Directors to designate a person, the President of the Corporation or, in his or her absence, the person chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders of the Corporation and act as chairman of the meeting. In the absence of the Secretary or any Assistant Secretary of the Corporation, the secretary of the meeting shall be the person the chairman appoints.

Section 1.7      Conduct of Business.

The chairman of any meeting of stockholders of the Corporation shall determine the order of business and the rules of procedure for the conduct of such meeting, including the manner of voting and the conduct of discussion as he or she determines to be in order. The chairman shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

Section 1.8      Proxies; Inspectors.

(a)            At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by applicable law.

(b)            Prior to a meeting of the stockholders of the Corporation, the Corporation shall appoint one or more inspectors to act at a meeting of stockholders of the Corporation and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by applicable law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before beginning the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of inspectors. The inspectors shall have the duties prescribed by applicable law.

Section 1.9      Voting.

Except as otherwise required by applicable law or by the certificate of incorporation of the Corporation, all matters other than the election of directors shall be determined by a majority of the votes cast on the matter affirmatively or negatively. All elections of directors shall be determined by a plurality of the votes cast.

Section 1.10      Stock List.

A complete list of stockholders of the Corporation entitled to vote at any meeting of stockholders of the Corporation, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in the name of such stockholder, shall be open to the examination of any such stockholder, for any purpose germane to a meeting of the stockholders of the Corporation, for a period of at least 10 days before the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before such meeting date.

The stock list shall also be open to the examination of any such stockholder during the entire meeting. The Corporation may look to this list as the sole evidence of the identity of the stockholders entitled to vote at a meeting and the number of shares held by each stockholder.

SECTION 2 - BOARD OF DIRECTORS

Section 2.1      Qualifications of Directors.

Directors need not be stockholders to be qualified for election or service as a director of the Corporation.

Section 2.2      Removal; Resignation.

Any director or the entire Board of Directors may be removed, but only with cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Any director may resign at any time upon notice given in writing, including by electronic transmission, to the Corporation.

Section 2.3      Regular Meetings.

Regular meetings of the Board of Directors shall be held at the place (if any), on the date and at the time as shall have been established by the Board of Directors and publicized among all directors. A notice of a regular meeting, the date of which has been so publicized, shall not be required.

Section 2.4      Special Meetings.

Special meetings of the Board of Directors may be called by the President or by two or more directors then in office and shall be held at the place, if any, on the date and at the time as he, she or they shall fix. Notice of the place, if any, date and time of each special meeting shall be given to each director either (a) by mailing written notice thereof not less than five days before the meeting, or (b) by telephone, facsimile or electronic transmission providing notice thereof not less than twenty-four hours before the meeting. Unless otherwise stated in the notice thereof, any and all business may be transacted at a special meeting of the Board of Directors.

Section 2.5      Quorum.

At any meeting of the Board of Directors, a majority of the total number of directors then in office shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, if any, date or time, without further notice or waiver thereof.

Section 2.6      Participation in Meetings By Conference Telephone or Other Communications Equipment.

Members of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors or committee thereof by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other director, and such participation shall constitute presence in person at the meeting.

Section 2.7      Conduct of Business.

At any meeting of the Board of Directors, business shall be transacted in the order and manner that the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided in the certificate of incorporation of the Corporation or these bylaws or required by applicable law. The Board of Directors or any committee thereof may take action without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings, or electronic transmission or electronic transmissions, are filed with the minutes of proceedings of the Board of Directors or any committee thereof. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.8      Compensation of Directors.

The Board of Directors shall be authorized to fix the compensation of directors. The directors of the Corporation shall be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be reimbursed a fixed sum for attendance at each meeting of the Board of Directors, paid an annual retainer or paid other compensation, including equity compensation, as directors of the Corporation determine. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees have their expenses, if any, of attendance of each meeting of such committee reimbursed and may be paid compensation for attending committee meetings or being a member of a committee.

SECTION 3 - COMMITTEES

Section 3.1      Committees of the Board of Directors.

The Board of Directors may designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees, appoint a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

SECTION 4 - OFFICERS

Section 4.1      Generally.

The officers of the Corporation shall consist of a President, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, a Chief Financial Officer and other officers as may from time to time be appointed by the Board of Directors. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. The compensation of officers appointed by the Board of Directors shall be determined from time to time by the Board of Directors or a committee thereof or by the officers as may be designated by resolution of the Board of Directors.

Section 4.2      President.

Unless otherwise determined by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. Subject to the provisions of these bylaws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers that are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. He or she shall have the power to sign all stock certificates, contracts and other instruments of the Corporation that are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.

Section 4.3      Vice President.

Each Vice President shall have the powers and duties delegated to him or her by the Board of Directors or the President. One Vice President may be designated by the Board of Directors to perform the duties and exercise the powers of the President in the event of the President’s absence or disability.

Section 4.4      Secretary and Assistant Secretaries.

The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform other duties as the Board of Directors may from time to time prescribe.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary, (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

Section 4.5      Chief Financial Officer.

The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 4.6      Delegation of Authority.

The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.7      Removal.

The Board of Directors may remove any officer of the Corporation at any time, with or without cause.

Section 4.8      Action with Respect to Securities of Other Companies.

Unless otherwise directed by the Board of Directors, the President, or any officer of the Corporation authorized by the President, shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders or equityholders of, or with respect to any action of, stockholders or equityholders of any other entity in which the Corporation may hold securities and otherwise to exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other entity.

SECTION 5 - STOCK

Section 5.1      Certificates of Stock.

Shares of the capital stock of the Corporation may be certificated or uncertificated, as provided in the DGCL. Stock certificates shall be signed by, or in the name of the Corporation by, (i) the Chairman of the Board (if any), the President or a Vice President, and (ii) the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, or the Chief Financial Officer, certifying the number of shares owned by such stockholder. Any signatures on a certificate may be by facsimile.

Section 5.2      Transfers of Stock.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation (within or without the State of Delaware) or by transfer agents designated to transfer shares of the stock of the Corporation.

Section 5.3      Lost, Stolen or Destroyed Certificates.

In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to regulations as the Board of Directors may establish concerning proof of the loss, theft or destruction and concerning the giving of a satisfactory bond or indemnity, if deemed appropriate.

Section 5.4      Regulations.

The issue, transfer, conversion and registration of certificates of stock of the Corporation shall be governed by other regulations as the Board of Directors may establish.

Section 5.5      Record Date.

In order for the Corporation to determine the stockholders of the Corporation entitled to notice of any meeting of stockholders of the Corporation, the Board of Directors may, except as otherwise required by applicable law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than 60 nor less than 10 days before the date of any meeting of stockholders. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders of the Corporation shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders of the Corporation shall apply to any postponement or adjournment of the meeting, provided, that the Board of Directors may fix a new record date for determination of the stockholders entitled to vote at a postponed or adjourned meeting, and in such case shall also fix the record date of the stockholders entitled to notice of such postponed or adjourned meeting at the same or on an earlier date as that fixed for determination of the stockholders entitled to vote at the postponed or adjourned meeting.

SECTION 6 - NOTICES

Section 6.1      Notices.

If mailed, notice to a stockholder of the Corporation shall be deemed given when deposited in the mail, postage prepaid, directed to a stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders of the Corporation may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 6.2      Waivers.

A written waiver of any notice, signed by a stockholder or director, or a waiver by electronic transmission by such person or entity, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person or entity. Neither the business nor the purpose of any meeting need be specified in the waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 7 - MISCELLANEOUS

Section 7.1      Corporate Seal.

The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary, Assistant Treasurer or the Chief Financial Officer.

Section 7.2      Reliance upon Books, Reports, and Records.

Each director and each member of any committee designated by the Board of Directors of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers, agents or employees, or committees of the Board of Directors so designated, or by any other person or entity as to matters which such director or committee member reasonably believes are within such other person’s or entity’s professional or expert competence and that has been selected with reasonable care by or on behalf of the Corporation.

Section 7.3      Fiscal Year.

The fiscal year of the Corporation shall be as fixed by the Board of Directors.

Section 7.4.      Time Periods.

In applying any provision of these bylaws that requires that an act be done or not be done a specified number of days before an event or that an act be done during a specified number of days before an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

SECTION 8 – INDEMNIFICATION

(a)            Indemnity in Third-Party Proceedings. The Corporation shall be liable to indemnify the current and former (for a period of six (6) years following the resignation or removal of such former officer or director) officers and directors of the Corporation (the “Indemnitees”) in accordance with the provisions of this Section 8 if Indemnitee is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any Proceeding, other than a Proceeding by or in the right of the Corporation to procure a judgment in its favor. Pursuant to this Section 8, Indemnitee shall be indemnified against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on Indemnitee’s behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, in the case of a criminal Proceeding, had no reasonable cause to believe that Indemnitee’s conduct was unlawful.

(b)            Indemnity in Proceedings by or in the Right of the Corporation. The Corporation shall be liable to indemnify Indemnitee in accordance with the provisions of this Section 8 if Indemnitee is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any Proceeding by or in the right of the Corporation to procure a judgment in its favor. Pursuant to this Section 8, Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee’s behalf in connection with such Proceeding (or any claim, issue or matter therein) if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification for Expenses shall be made under this Section 8 in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless and only to the extent that any court in which the Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification.

(c)            Indemnification for Expenses of a Party Who is Wholly or Partly Successful. Notwithstanding any other provisions of these Bylaws, to the extent that Indemnitee is a party to (or a participant in) and is successful, on the merits or otherwise, in any Proceeding, the Corporation shall be liable to indemnify Indemnitee against all Expenses actually and reasonably incurred by him in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Corporation shall be liable to indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee’s behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

(d)            Indemnification For Expenses of a Witness. Notwithstanding any other provision of these Bylaws, to the extent that Indemnitee is, by reason of Indemnitee’s Corporate Status, a witness in any Proceeding to which Indemnitee is not a party, the Corporation shall be liable to indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee’s behalf in connection therewith.

(e)            Additional Indemnification. Notwithstanding any limitation in this Section 8, the Corporation shall be liable to indemnify Indemnitee to the fullest extent permitted by law if Indemnitee is a party to, or threatened to be made a party to, any Proceeding (including a Proceeding by or in the right of the Corporation to procure a judgment in its favor) against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee in connection with the Proceeding; provided, however, that no indemnity shall be made under this Section 8(e) on account of Indemnitee’s conduct which has been adjudicated to constitute a breach of Indemnitee’s duty of loyalty to the Corporation or its shareholders or to constitute an act or omission not in good faith or involving intentional misconduct or a knowing violation of the law.

(f)            For purposes of Section 8(e), the meaning of the phrase “to the fullest extent permitted by law” shall include, but not be limited to:

i.	to the fullest extent permitted by the provision of the DGCL that authorizes or contemplates additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the DGCL; and

ii.	to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of these Bylaws that increase the extent to which a corporation may indemnify its officers and directors.

(g)            Exclusions. Notwithstanding any provision in this Section 8, the Corporation shall not be obligated to make any indemnity payment, or to advance any expenses, in connection with any claim made against Indemnitee:

i.	for which payment has actually been received by or on behalf of Indemnitee under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount actually received under any insurance policy or other indemnity provision;

ii.	for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Corporation within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law; provided, however, that notwithstanding any limitation on the Corporation’s obligation to provide indemnification set forth in this Section 8(g) or elsewhere, Indemnitee shall be entitled to receive advancement of Expenses hereunder with respect to any such claim unless and until a court having jurisdiction over the claim shall have made a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that Indemnitee has violated said statute; or

iii.	in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Corporation or its directors, officers, employees or other indemnitees, unless (i) such indemnification is expressly required to be made by applicable law, (ii) the Proceeding was authorized by the Board, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL, or (iv) such indemnification is required to be made pursuant to Section 8(n) of these Bylaws.

(h)           Advancement of Expenses; Defense of Claim. Except as otherwise provided herein, the Corporation shall be obligated to advance any and all Expenses incurred by Indemnitee in connection with any Proceeding within thirty (30) days after the receipt by the Corporation of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of any Proceeding.  Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee and shall include or be preceded or accompanied by a written undertaking by or on behalf of Indemnitee to repay any Expenses advanced to the extent and only to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Corporation. Any advances (i) shall be unsecured and interest free; (ii) shall be made without regard to Indemnitee’s ability to repay the advances and without regard to Indemnitee’s ultimate entitlement to indemnification under the other provisions of these Bylaws; and (iii) shall include any and all reasonable Expenses incurred pursuing an action to enforce this right of advancement, including Expenses incurred preparing and forwarding statements to the Corporation to support the advances claimed. The Corporation will be entitled to participate reasonably in the Proceeding at its own expense.

(i)            Procedure for Notification and Requests for Advancement and Indemnification. To obtain advancement of Expenses and/or indemnification under these Bylaws, Indemnitee shall, not later than sixty (60) days after receipt by Indemnitee of notice of the commencement of any Proceeding, except for Proceedings pending as of the date of these Bylaws, submit to the Corporation written notification of the Proceeding; with regard to Proceedings pending as of the date of these Bylaws, Indemnitee shall submit to the Corporation written notification not later than thirty (30) days after the date of these Bylaws. The omission to notify the Corporation will relieve the Corporation of its advancement or indemnification obligations under these Bylaws only to the extent the Corporation can establish that such omission to notify resulted in actual prejudice to it, and the omission to notify the Corporation will, in any event, not relieve the Corporation from any liability which it may have to indemnify Indemnitee otherwise than under these Bylaws. The Secretary of the Corporation shall, promptly upon receipt of notification from Indemnitee pursuant to this Section 8(i), advise the Board in writing that Indemnitee has provided such notification.

(j)            Expense Request. Subject to Section 8(h), to obtain advancement of Expenses under these Bylaws, Indemnitee shall submit to the Corporation a written request therefor, together with such invoices or other supporting information as may be reasonably requested by the Corporation and reasonably available to Indemnitee, and, only to the extent required by applicable law which cannot be waived, an unsecured written undertaking to repay amounts advanced. The Corporation shall make advance payment of Expenses to Indemnitee no later than thirty (30) days after receipt of the written request for advancement (and each subsequent request for advancement) by Indemnitee. If, at the time of receipt of any such written request for advancement of Expenses, the Corporation has director and officer insurance policies in effect, the Corporation will promptly notify the relevant insurers in accordance with the procedures and requirements of such policies. The Corporation shall thereafter keep such director and officer insurers informed of the status of the Proceeding or other claim, as appropriate to secure insurance coverage of Indemnitee for such claim.

(k)            Indemnification Request. In order to obtain indemnification under these Bylaws, Indemnitee shall, anytime at Indemnitee’s discretion following notification by Indemnitee of the commencement of any Proceeding pursuant to Section 8(l)(i) of these Bylaws, submit to the Corporation a written request for indemnification pursuant to this Section 8(k), including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification. No determination of Indemnitee’s entitlement to indemnification shall be made until such written request for a determination is submitted by Indemnitee to the Corporation pursuant to this Section 8(k). The failure to submit a written request to the Corporation will relieve the Corporation of its indemnification obligations under these Bylaws only to the extent the Corporation can establish that such failure to make a written request resulted in actual prejudice to it, and the failure to make a written request will not relieve the Corporation from any liability which it may have to indemnify Indemnitee otherwise than under these Bylaws.  The Secretary of the Corporation shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification.  Upon submission of a written request for indemnification by Indemnitee pursuant to this Section 8(k), Indemnitee’s entitlement to indemnification shall be determined according to Section 8(l) of these Bylaws.

(l)            Procedure Upon Application for Indemnification.

i.	Upon receipt of Indemnitee’s written request for indemnification pursuant to Section 8(k), a determination with respect thereto shall be made in the specific case by one of the following four methods, which shall be at the election of the Board: (i) by a majority vote of the Disinterested Directors, even though less than a quorum, (ii) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum, (iii) if there are no Disinterested Directors or if the Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to Indemnitee or (iv) by the stockholders of the Corporation. Notwithstanding the above, if a determination with respect to Indemnitee’s right to indemnification is to be made following a Change of Control, such determination shall be made in the specific case by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to Indemnitee. If it is so determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within ten (10) days after such determination. Indemnitee shall reasonably cooperate with the person, persons or entity making such determination with respect to Indemnitee’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or expenses (including attorneys’ fees and disbursements) incurred by Indemnitee in so cooperating with the Disinterested Directors or Independent Counsel, as the case may be, making such determination shall be advanced and borne by the Corporation (irrespective of the determination as to Indemnitee’s entitlement to indemnification) and the Corporation is liable to indemnify and hold Indemnitee harmless therefrom.

ii.	In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 8(l) hereof, the Independent Counsel shall be selected as provided in this Section 8(l). The Independent Counsel shall be selected by the Board and the Board shall provide written notice to the Indemnitee of the identity of the Independent Counsel so selected. Indemnitee may, within ten (10) days after such written notice of selection shall have been received, deliver to the Corporation a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in Section 8(p) of these Bylaws, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is so made and substantiated, the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court of competent jurisdiction has determined that such objection is without merit. If, within twenty (20) days after submission by Indemnitee of a written request for indemnification pursuant to Section 8(l) hereof, no Independent Counsel shall have been selected and not objected to, either the Corporation or Indemnitee may petition a court of competent jurisdiction for resolution of any objection which shall have been made by the Indemnitee to the Corporation’s selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the Court or by such other person as the Court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under this Section 8(l). Upon the due commencement of any judicial proceeding or arbitration pursuant to Section 8(n) of these Bylaws, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing). The Corporation shall pay all reasonable fees and expenses incident to the procedures of this Section 8(l), regardless of the manner in which such Independent Counsel was selected or appointed.

(m)           Presumptions and Effect of Certain Proceedings.

i.	In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under these Bylaws if Indemnitee has submitted a notice and a request for indemnification in accordance with Section 8(k) of these Bylaws. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence. Neither the failure of the Corporation (including by the Board) or of Independent Counsel to have made a determination prior to the commencement.

ii.	If the person, persons or entity empowered or selected under Section 8(m) of these Bylaws to determine whether Indemnitee is entitled to indemnification shall not have made a determination within sixty (60) days after receipt by the Corporation of Indemnitee’s written request for indemnification pursuant to Section 8(k) of these Bylaws, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such 60-day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making the determination with respect to entitlement to indemnification in good faith requires such additional time for the obtaining or evaluating of documentation and/or information relating thereto.

iii.	The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in these Bylaws) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that Indemnitee’s conduct was unlawful.

(n)           Remedies of Indemnitee.

i.	In the event that (i) a determination is made pursuant to Section 8(l) of these Bylaws that Indemnitee is not entitled to indemnification under these Bylaws, (ii) advancement of Expenses is not timely made pursuant to Section 8(h) or 8(l) of these Bylaws, (iii) payment of indemnification is not made pursuant to Section 8(c), 8(d), 8(e) or the last sentence of Section 8(l) of these Bylaws within ten (10) days after receipt by the Corporation of a written request therefor, or (iv) payment of indemnification pursuant to Section 8(a) or 8(b) of these Bylaws is not made within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification, or (v) Indemnitee determines in its sole discretion that such action is appropriate or desirable, Indemnitee shall be entitled to seek an adjudication by a court of competent jurisdiction as to Indemnitee’s entitlement to such indemnification or advancement of Expenses. Alternatively, Indemnitee, at Indemnitee’s option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The Corporation shall not oppose Indemnitee’s right to seek any such adjudication or award in arbitration.

ii.	In the event that a determination shall have been made pursuant to Section 8(l) of these Bylaws that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration, commenced pursuant to this Section 8(n), shall be conducted in all respects as a de novo trial, or arbitration, on the merits, and Indemnitee shall not be prejudiced by reason of that adverse determination. In any judicial proceeding or arbitration commenced pursuant to this Section 8(n), in the event that the person, persons or entity empowered or selected under Section 8(l) of these Bylaws to determine whether Indemnitee is entitled to indemnification has not made such a determination within the time period provided for under Section 8(m) of these Bylaws, the Corporation shall stipulate and may not contest that Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe Indemnitee’s conduct was unlawful.

iii.	If a determination shall have been made pursuant to Section 8(l of these Bylaws that Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 8(n), absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

iv.	In the event that Indemnitee is a party to a judicial proceeding or arbitration pursuant to this Section 8(n) concerning Indemnitee’s rights under, or to recover damages for breach of, these Bylaws, Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any and all Expenses actually and reasonably incurred by him in such judicial adjudication or arbitration. If it shall be determined in said judicial adjudication or arbitration that Indemnitee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, Indemnitee shall be entitled to recover from the Corporation (who shall be liable therefor), and shall be indemnified by the Corporation against, any and all Expenses reasonably incurred by Indemnitee in connection with such judicial adjudication or arbitration.

v.	The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 8(n) that the procedures and presumptions of these Bylaws are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of these Bylaws. The Corporation shall be liable to indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall (within ten (10) days after receipt by the Corporation of a written request therefor) advance such Expenses to Indemnitee that are incurred by Indemnitee in connection with any judicial adjudication or arbitration involving Indemnitee for indemnification or advancement of Expenses from the Corporation under these Bylaws or under any directors’ and officers’ liability insurance policies maintained by the Corporation, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advancement of Expenses or insurance recovery, as the case may be.

(o)           Contribution. To the fullest extent permissible under applicable law, if the indemnification provided for in these Bylaws is unavailable to Indemnitee for any reason whatsoever, the Corporation, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under these Bylaws, in such proportion in order to reflect (i) the relative benefits received by the Corporation and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Corporation (and its directors, officer, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

(p)           Definitions as used in this Section 8.

i.	“Board” means the Board of Directors of the Corporation.

ii.	“Change of Control” means (1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), becomes the “Beneficial Owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing more than fifty percent (50%) of the total voting power represented by the Corporation’s then outstanding voting securities (excluding for this purpose any such voting securities held by the Corporation, or any parent or subsidiary of the Corporation or any employee benefit plan of the Corporation) pursuant to a transaction or a series of transactions which the Board does not approve; (2) a merger or consolidation of the Corporation, whether or not approved by the Board, which results in the holders of voting securities of the Corporation outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; (3) the sale or disposition of all or substantially all of the Corporation’s assets (or consummation of any transaction having similar effect) provided that the sale or disposition is of more than two-thirds (2/3) of the assets of the Corporation; or (4) the date a majority of members of the Board is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of such appointment or election; (5) In any case, a Change of Control under this Section 2(a) must also meet the requirements of a change in ownership or effective control, or a sale of a substantial portion of the Corporation’s assets in accordance with Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986, as amended, and the applicable provisions of Treasury Regulation § 1.409A-3.

iii.	“Corporate Status” describes the status of a person who is or was a director, officer, employee, agent or fiduciary of the Corporation or of any other Enterprise.

iv.	“Disinterested Director” means a director of the Corporation who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

v.	“Enterprise” means (i) the Corporation, (ii) any other corporation, partnership, limited liability Corporation, joint venture, trust, employee benefit plan or other enterprise which is an affiliate or wholly or partially owned subsidiary of the Corporation and of which Indemnitee is or was serving as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary and (iii) any other corporation, partnership, limited liability Corporation, joint venture, trust, employee benefit plan or other enterprise of which Indemnitee is or was serving at the request of the Corporation.

vi.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

vii.	“Expenses” includes all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Expenses shall include such fees and expenses, and costs incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

viii.	“Independent Counsel” means, at any time, any law firm, or a member of a law firm, that (i) is experienced in matters of corporation law and (ii) is not, at such time, or has not been in the five years prior to such time, retained to represent: (1) the Corporation or Indemnitee in any matter material to either such party (other than with respect to matters concerning Indemnitee under these Bylaws, or of other indemnities under similar indemnification agreements), or (2) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or Indemnitee in an action to determine Indemnitee’s rights under these Bylaws. The Corporation agrees to pay the reasonable fees and expenses of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to these Bylaws or its engagement pursuant hereto and to be jointly and severally liable therefor.

ix.	“Proceeding” includes any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Corporation or otherwise and whether of a civil, criminal, administrative or investigative nature, including without limitation any such proceeding pending as of the date of these Bylaws, in which Indemnitee was, is or will be involved as a party or otherwise by reason of the fact that Indemnitee is or was an officer or director of the Corporation, by reason of ny action taken by Indemnitee or of any action on Indemnitee’s part while acting as director or officer of the Corporation, or by reason of the fact that Indemnitee is or was serving as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of any other Enterprise, in each case whether or not serving in such capacity at the time any Expense, judgment, fine or amount paid in settlement is incurred for which indemnification, reimbursement, or advancement of Expenses can be provided under these Bylaws.

SECTION 9 - AMENDMENTS

These bylaws may be altered, amended or repealed in accordance with the certificate of incorporation of the Corporation.

ANNEX I

CONDITIONS TO THE OFFER

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”) unless specifically defined in this Annex I. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 2.1(c) of the Agreement) or amend the Offer as otherwise permitted by the Agreement, if: (A) the Minimum Condition shall not be satisfied as of one (1) minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer or (B) any of the additional conditions set forth in clauses (b) through (h) below shall not be satisfied or waived (to the extent permitted by the Agreement and applicable Law) in writing by Parent:

(a)            the number of Shares validly tendered (and not properly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one (1) Share more than 50% of the then-issued and outstanding Shares (the “Minimum Condition”);

(b)            (i) the representations and warranties of the Company set forth in Section 4.4(a) and the first sentence of Section 4.4(c) (Capitalization, Etc.) of the Agreement shall have been accurate in all respects other than de minimis inaccuracies as of the date of this Agreement and at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(ii)            the representations and warranties of the Company set forth in Section 4.1 (Due Organization; Subsidiaries, Etc.), Section 4.3 (Authority; Binding Nature of Agreement), Section 4.4 (Capitalization, Etc.) (other than Section 4.4(a) and the first sentence of Section 4.4(c)), and Section 4.26 (Brokers and Other Advisors) of the Agreement shall have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of this Agreement and at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

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(iii)           the representations and warranties of the Company set forth in Section 4.7(a) (Absence of Changes) and Section 4.24 (Merger Approval) shall have been accurate in all respects;

(iv)           all of the other representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (b)(i), (b)(ii) or (b)(iii) above) shall have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all respects as of the date of this Agreement and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except where any failure of any representation or warranty to be so accurate has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(c)            the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d)           since the Agreement Date, there shall not have been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

(e)            the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f)            Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been duly satisfied;

(g)            there shall not have been issued by any court of competent jurisdiction and remain in effect any temporary, preliminary or permanent Order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Law (other than any Antitrust Law) or Order have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body of competent jurisdiction and remain in effect that directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(h)            this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived (but solely to the extent permitted by the Agreement and applicable Law) by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.

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ANNEX II

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2021 (this “Agreement”), is entered into by and between Supernus Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and [●] (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Supernus Reef, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Adamas Pharmaceuticals, Inc,, a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of October 10, 2021 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has agreed to commence a tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (“Shares”) and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of Shares (other than holders of Excluded Shares and Dissenting Shares) that are outstanding as of immediately prior to the Effective Time and (b) in the Merger, Parent has agreed to provide to holders of Company Options that have an exercise price per Share that is less than the Cash Amount and holders of Company RSU Awards, in each case, that are outstanding as of immediately prior to the Effective Time (such Company Options and the Company RSU Awards, collectively, the “Covered Equity Awards”), in the case of each of clauses (a) and (b), the right to receive two (2) contingent cash payments, one (1) with respect to Milestone 2024 and one (1) with respect to Milestone 2025, as hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

DEFINITIONS

Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least 10% of the outstanding CVRs as set forth on the CVR Register.

“Assignee” has the meaning set forth in Section 7.3.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity, (c) any other transaction involving Parent in which Parent is the surviving or continuing entity but in which the stockholders of Parent immediately prior to such transaction own less than 50% of Parent’s voting power immediately after the transaction or (d) any Disposition of Parent’s or its Subsidiaries’ respective rights in and to a Product to a third-party.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“Covered Milestone Payments” has the meaning set forth in Section 2.4(f).

“CVRs” means the rights of Holders to receive contingent cash payments with respect to Milestone 2024 and Milestone 2025 pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Diligent Efforts” means, with respect to a particular task or obligation, the efforts required to carry out such task in a good faith, diligent and sustained manner without undue interruption, pause or delay and expenditure of resources that is consistent with commercially reasonable practices, in each case which level is at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its Affiliates would devote to a product, taking into account issues of safety and efficacy, product profile, the competitiveness of other products in development and in the marketplace, the proprietary position of the Product (including with respect to patent or regulatory exclusivity), the regulatory structure involved, the profitability of the Product (including pricing and reimbursement but excluding, in respect of the Product, the obligation to make Milestone Payments under this Agreement), market potential, and other relevant technical, legal, scientific or medical factors.

“Disposition” means any, direct or indirect, sale or swap of assets or other rights, merger, reorganization, joint venture, lease, exclusive license (or another licensing arrangement or arrangements involving Intellectual Property that operate to transfer a substantial portion of the value of such Intellectual Property) or any other transaction or arrangement or series of related transactions or arrangements entered into by Parent or any of its Subsidiaries (including the Surviving Corporation) to sell, transfer, convey, lease, exclusively license (or license pursuant to another licensing arrangement or arrangements involving Intellectual Property that operate to transfer a substantial portion of the value of such Intellectual Property) or otherwise dispose of its or their respective rights in and to the applicable assets.

“DTC” means The Depository Trust Company or any successor thereto.

“Event of Default” has the meaning set forth in Section 6.1.

“Fiscal Quarter” means a fiscal quarter of any fiscal year.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“ICC” has the meaning set forth in Section 7.6.

“Milestone 2024” means the first occurrence of the achievement of aggregate worldwide Net Sales of the Product in excess of $150,000,000 during a Rolling Period ending on or before December 31, 2024. For the avoidance of doubt, Milestone 2024 may only be achieved one time, regardless of the number of times such Milestone 2024 is achieved during the term of this Agreement.

“Milestone 2025” means the first occurrence of the achievement of aggregate worldwide Net Sales of the Product in excess of $225,000,000 during a Rolling Period ending on or before December 31, 2025. For the avoidance of doubt, Milestone 2025 may only be achieved one time, regardless of the number of times such Milestone 2025 achieved during the term of this Agreement.

“Milestones” means Milestone 2024 and Milestone 2025.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means $0.50 with respect to Milestone 2024 and $0.50 with respect to Milestone 2025.

“Milestone Payment Amount” means, for a given Holder, the product of (a) the applicable Milestone Payment and (b) the number of CVRs with respect to such applicable Milestone held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice.

“Net Sales” means:

(a)            the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties, less the Permitted Deductions to the extent actually taken or incurred and separately accounted for in the invoice with respect to such sale, all calculated on an accrual basis, as determined in accordance with the applicable Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with GAAP as of the applicable time;

(b)            in the case of any sale of the Product between or among the Company, its Affiliates and Sublicensees, for resale, Net Sales shall be calculated as above only on the value charged or invoiced on the first bona fide arm’s-length sale thereafter to a third party;

(c)            for the avoidance of doubt, in the case of any sale of the Product between or among the Company, its Affiliates and Sublicensees where such Affiliate or Sublicensee is an end-user of, and does not further sell, the Product, Net Sales shall be calculated on the value charged or invoiced to such Affiliate or Sublicensee;

(d)            in the case of any sale for value other than exclusively for money (but excluding any compassionate use, early access, indigent patient and patient assistance or discount programs) on bona fide arm’s length terms (which has the effect of reducing the invoiced amount below what it would have been in the absence of such non-monetary consideration), Net Sales shall be calculated at the average Net Sales price charged to third parties for cash sales of the Product in the jurisdiction of sale during the relevant reporting period unless such sales in the jurisdiction during the relevant period were only de minimis cash sales, in which case at the fair market value as determined by comparable markets;

(e)            all Net Sales shall be computed in Dollars, and where any Net Sales are calculated in a currency other than Dollars, they shall be translated into Dollars in accordance with GAAP; and

(f)            for clarity, no deductions will be made for sales commissions.

Despite the foregoing, in the event that (x) Parent or any Subsidiary of Parent (including the Surviving Corporation), directly or indirectly, by a sale or swap of assets or other rights, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sells, transfers, conveys, licenses or otherwise disposes of their respective rights in and to the Product that would generate Net Sales after the Closing Date and prior to December 31, 2025 and (y) such transaction or arrangement does not constitute a Change of Control, then the total fair market value of all cash, securities and other property paid or payable, directly or indirectly, by a purchaser to Parent or its Subsidiaries in connection with such transaction or arrangement shall be included in Net Sales.

“Net Sales Statement” means a written statement of Parent, certified by the chief financial officer of Parent, setting forth in reasonable detail the calculation of Net Sales for each Rolling Period that is associated with the potential attainment of a Milestone, which shall include (a) an itemized calculation of the gross amounts invoiced by the Selling Entities for the Product sold to third parties, (b) an itemized calculation of the Permitted Deductions, and (c) to the extent that sales for the Product are recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars. The Net Sales Statement shall be calculated in accordance with GAAP and shall be derived from the financial statements of Parent.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Deductions” means:

(a)            customary trade, cash and quantity discounts given to customers;

(b)            amounts repaid, reimbursed or credited by reasons of defects, recalls, withdrawals, returns, rebates or allowances of goods or because of retroactive price reductions or billing corrections specifically identifiable to the Product;

(c)            chargebacks, discounts, co-payment assistance programs for patients with commercial insurance, credits, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of a Governmental Body;

(d)            government-mandated rebates, credits and adjustments paid or deducted; and

(e)            reasonable, customary and separately itemized and invoiced freight, shipping, insurance and other transportation expenses, if borne by the applicable Selling Entity without reimbursement from any third party.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (f) as provided in Section 2.6.

“Product” means (a) GOCOVRI (amantadine), (b) any pharmaceutical preparation sold under NDA No. 208944 (or its foreign equivalents), and (c) any pharmaceutical preparation sold under an approval that references or relies in whole or in part on the clinical data submitted in support of NDA No. 208944 (or its foreign equivalents), except that “Product” shall not include any pharmaceutical preparation approved pursuant to 21 U.S.C. § 355(j) in reliance in whole or in part on NDA No. 208944 (or through reference to the clinical data submitted in support of NDA No. 208944) unless such pharmaceutical preparation is licensed, manufactured or authorized by any Selling Entity, or purchased through a supply chain or sold through a distribution chain that includes any Selling Entity.

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rolling Period” means, as of the date that is one (1) day after the end of the applicable Fiscal Quarter, the four Fiscal Quarters immediately preceding such date.

“Selling Entity” means Parent, any Assignee, and each of their controlled Affiliates (including, from and after the Effective Time, the Company) and Sublicensees.

“Sublicensee” shall mean an authorized or permitted licensee or sublicensee of rights to the Product.

Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; and (j) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

CONTINGENT VALUE RIGHTS

CVRs. The CVRs represent the contractual rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposition of a CVR that is not a Permitted Transfer shall be null and void.

No Certificate; Registration; Registration of Transfer; Change of Address.

(a)            The CVRs shall not be evidenced by a certificate or other instrument.

(b)            The Rights Agent shall keep a register (the “CVR Register”) for the purpose of identifying the Holders of CVRs, registering CVRs and Permitted Transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares tendered by such holders in the Offer or held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of the Shares by sending a lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Merger Agreement, such CVRs shall initially be registered in the name and address of the holder of such Covered Equity Awards as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of shares of Company Common Stock subject to such Covered Equity Awards cancelled in connection with the Merger.

(c)            Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer the CVRs must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify the Parent of the same. No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d)            A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

Payment Procedures.

(e)            In the event that a Milestone is attained or there is an Event of Default that is subject to Section 6.2, then, in each case, (x) on a date that is within sixty (60) days following the last day of such Fiscal Quarter in which such Milestone is attained or (y) solely, in the case Section 6.2, promptly following the Event of Default, Parent shall deliver to the Rights Agent (i) a written notice (the “Milestone Notice”) indicating which Milestone was attained (or indicating both Milestones were attained) and an Officer’s Certificate certifying the date of such achievement(s) and (ii) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders pursuant to Section 4.2, along with any letter of instruction reasonably required by the Rights Agent.

(f)            The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice and cash, by wire transfer of immediately available funds, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders pursuant to Section 4.2 as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice. If a Milestone Payment is payable to the Holders, then at the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent shall also pay the Milestone Payment Amount to each of the Holders in accordance with the corresponding letter of instruction (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. Eastern Time on the date of the Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $[100,000] in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions.

(g)            Parent shall be entitled to deduct or withhold, or cause the Rights Agent to deduct or withhold, from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations thereunder, or any other applicable Tax Law, as may be determined by Parent and communicated to the Rights Agent in writing. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than ordinary course payroll withholding and reporting on the Covered Milestone Payments) Parent shall instruct the Rights Agent to solicit from such Holder an IRS Form W-9 or other applicable Tax form within a reasonable amount of time in order to provide the opportunity for the Holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts. To the extent any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Holder to whom such amounts would otherwise have been paid, and, to the extent required by applicable Law, Parent shall deliver (or shall cause the Rights Agent to deliver) to the Holder to whom such amounts would otherwise have been paid an IRS Form 1099, an IRS Form W-2 or other reasonably acceptable evidence of such withholding. To the extent such amounts are so deducted or withheld from the Covered Milestone Payments, the Rights Agent shall, as soon as reasonably practicable, deliver such amounts to Parent for the purposes of remitting such amounts to the IRS. In no event shall the Rights Agent have any duty, obligation or responsibility for wage or Form W-2 reporting with respect to Milestone Payments (including Covered Milestone Payments) made to the Holders.

(h)            If any funds delivered to the Rights Agent for payment to Holders as Milestone Payment Amounts remain undistributed to the Holders on the date that is twelve (12) months after the date of the applicable Milestone Notice, Parent shall be entitled to require the Rights Agent to deliver to Parent or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment Amounts and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar Laws) only as general unsecured creditors thereof with respect to the Milestone Payment Amounts that may be payable.

(i)            Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payment Amounts delivered to a public official pursuant to any abandoned property, escheat or other similar Laws. If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid immediately prior to the date on which such Milestone Payment Amount would otherwise escheat to or become property of any Governmental Body, such Milestone Payment Amount shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(j)            Except to the extent any portion of any Milestone Payment Amount is required to be treated as imputed interest pursuant to applicable Law, the parties hereto intend to treat (i) the CVRs received with respect to the Shares pursuant to the Merger Agreement for all U.S. federal and applicable state and local income Tax purposes as additional consideration paid at the Effective Time for the Shares pursuant to the Merger Agreement, (ii) any Milestone Payment Amounts received in respect of such CVRs as amounts realized on the disposition of the CVRs with respect to Milestone 2024 or Milestone 2025, as applicable, and (iii) Milestone Payment Amounts paid in respect of CVRs received with respect to Covered Equity Awards pursuant to the Merger Agreement (the “Covered Milestone Payments”), for all U.S. federal and applicable state and local income Tax purposes, as wages in the year in which the applicable Milestone Payment Amount is made. Notwithstanding the foregoing, Parent may, and may cause the Surviving Corporation to, report imputed interest on the CVRs and Milestone Payment Amounts pursuant to Section 483 of the Code.

No Voting, Dividends or Interest; No Equity or Ownership Interest.

(k)            The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(l)            The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates.

(m)            Neither Parent and its directors and officers nor Purchaser and its directors and officers will be deemed to have any fiduciary or similar duties to any Holders by virtue of this Agreement or the CVRs.

Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in such Holder’s CVRs by transferring such CVRs to Parent or any of its Affiliates without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6.

THE RIGHTS AGENT

Certain Duties and Responsibilities. Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct. If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(n)            the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(o)            whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(p)            the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(q)            in the event of litigation, the Rights Agent may engage and consult with regulatory experts, drug development experts and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(r)            the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(s)            the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(t)            the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(u)            the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(v)            Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(w)            The Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(x)            Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof (which shall not exceed $[__] per year), and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(y)            No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Resignation and Removal; Appointment of Successor.

(z)            The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(aa)      If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has received notice in writing (in accordance with the provisions hereof) of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(bb)      Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(cc)      The Rights Agent will cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

COVENANTS

List of Holders. Parent or the Surviving Corporation shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from Parent’s Depository Agent in the Offer, Parent’s Paying Agent in the Merger, and in the case of Holders who held Covered Equity Awards, the Company, the names and addresses of the Holders of such securities within thirty (30) days after the Effective Time.

Payment of Milestone Payments. If a Milestone has been achieved in accordance with this Agreement, Parent shall, promptly (but in any event no later than five (5) Business Days) following the delivery of the Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amounts to all Holders. For the avoidance of doubt, the maximum aggregate potential amount payable under this Agreement shall be (i) $0.50 with respect to Milestone 2024 and (ii) $0.50 with respect to Milestone 2025.

Books and Records. Parent shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder (including books and records in sufficient detail to enable the calculation of Net Sales in any applicable Rolling Period).

Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Diligent Efforts. Commencing upon the Closing, Parent shall, and shall cause its Affiliates and any Sublicensees to, use Diligent Efforts to achieve each Milestone; provided, that the use of Diligent Efforts does not guarantee that Parent will achieve any Milestone. Without limiting the foregoing, neither Parent nor any of its Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestone or the payment of the Milestone Payment or Milestone Payment Amounts. As of the date hereof, Parent acknowledges and agrees that there is no restriction applicable to it pursuant to applicable Law or Contract that would prohibit or materially interfere with Parent’s Diligent Efforts to achieve each Milestone (any such prohibition or material interface a, “Prohibition”). However, in the event that a Prohibition arises and the circumstances or facts giving rise to such Prohibition which were known by (or should have known by) Parent or were reasonably foreseeable, then Parent will be deemed to be in material default of this Section 4.5 (a “Specified Default”).

Audit Rights. If a Milestone has not been attained by the expiry of such Milestone, Parent shall deliver to the Rights Agent, on a date that is within sixty (60) days following the last day of such Fiscal Quarter in which such Milestone expires, a written notice (the “Expiry Notice”) indicating which Milestone was not attained and an Officer’s Certificate certifying that such Milestone was not attained and is not payable to the Holders of such CVR. Until December 31, 2027, (i) once after such time as Milestone 2024 expires and Parent has delivered an Expiry Notice with respect thereto and (ii) once after such time as Milestone 2025 expires and Parent has delivered an Expiry Notice with respect thereto, upon reasonable advance written notice from the Acting Holders, Parent shall permit one (1) independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales hereunder, including the Net Sales Statements; provided that (x) such Acting Holders (and the Independent Accountant) enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.6 and (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. Parent shall not enter into any transaction constituting a Change of Control unless such agreement contains provisions that would permit such Independent Accountant with such access to the records of the other party in such Change of Control, if and to the extent as are reasonably necessary to ensure compliance with this Section 4.6. The audit rights set forth in this Section 4.6 may not be exercised by the Acting Holders more than twice during the pendency of this Agreement, in accordance with the first sentence of this Section 4.6.

Net Sales Statements. Within sixty (60) days of the end of each Fiscal Quarter, Parent shall have compiled a Net Sales Statement for the Rolling Period ending on the last day of such Fiscal Quarter. Parent shall keep each such Net Sales Statement in its books and records.

Change of Control. In the event that Parent desires to consummate a Change of Control prior to December 31, 2025, Parent or the Surviving Corporation, as applicable depending upon the structure of the Change of Control, will cause the Person acquiring Parent to assume Parent’s and the Surviving Corporation’s (as applicable depending upon the structure of the Change of Control) obligations, duties and covenants under this Agreement. No later than five (5) Business Days prior to the consummation of any Change of Control, Parent will deliver to the Rights Agent an Officer’s Certificate, stating that such Change of Control complies with this Section 4.8 and that all conditions precedent herein relating to such transaction have been complied with.

AMENDMENTS

Amendments without Consent of Holders.

(dd)      Without the consent of any Holders or the Rights Agent, Parent at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)            to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)           to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)          to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)          as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws or any laws outside the United States;

(v)           to evidence the assignment of this Agreement by Parent as provided in Section 7.3; or

(vi)          any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(ee)      Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Parent pursuant to Section 2.6.

(ff)      Promptly after the execution by Parent and/or the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Amendments with Consent of Holders.

(gg)      Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(hh)      Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Execution of Amendments. Prior to executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts or duties under this Agreement or otherwise.

Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

REMEDIES OF THE HOLDERS

Event of Default. An “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Body):

(ii)            default in the payment by Parent pursuant to the terms of this Agreement of all or any part of the Milestone Payment Amount after a period of ten (10) Business Days after the Milestone Payment Amount shall become due and payable;

(jj)      material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Parent by the Rights Agent or to Parent and the Rights Agent by the Acting Holders; or

(kk)      the occurrence of a Specified Default.

Subject to Section 6.2, if an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, (i) the Rights Agent by notice in writing to Parent or (ii) the Rights Agent upon the written request of the Acting Holders by notice in writing to Parent (and to the Rights Agent if given by the Acting Holders), shall commence a legal proceeding to protect the rights of the Holders, including to obtain damages or payment for any amounts then due and payable.

The foregoing provisions of this Section 6.1, however, are subject to the condition that if, at any time after the Rights Agent shall have commenced such proceeding, and before any award shall have been obtained, Parent shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Rights Agent, may waive all defaults that are the subject of such proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

Specified Defaults/Payment Due. In the event an Event of Default set forth in Section 6.1(c) occurs, then each Milestone that has not been attained shall be, without any further action by any Person, deemed to have been attained for all purposes under this Agreement.

Enforcement. If an Event of Default has occurred, has not been waived and is continuing, the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding in accordance with Section 7.6.

Limitations on Suits by Holders. Subject to the last sentence of this Section 6.4, no Holder of any CVR shall have any right under this Agreement to commence proceedings under or with respect to this Agreement, or for the appointment of a Rights Agent, receiver, liquidator, custodian or other similar official, for any other remedy hereunder, unless (i) such Holder previously shall have given to the Rights Agent written notice of default, (ii) the Acting Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to commence any such proceeding and no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.5. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

Control by Acting Holders. Subject to the last sentence of this Section 6.5, the Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Rights Agent under this Agreement, or exercising any power conferred on the Rights Agent by this Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this Agreement; provided, further that (subject to the provisions of Section 3.1) the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent (acting in good faith through its board of directors, the executive committee, or a committee of directors of the Rights Agent) shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction. Nothing in this Agreement shall impair the right of the Rights Agent in its discretion to take any action deemed proper by the Rights Agent and which is not inconsistent with such direction or directions by the Acting Holders.

OTHER PROVISIONS OF GENERAL APPLICATION

Notices to the Rights Agent and Parent. Any notice or other communication required or permitted to be delivered to Parent or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender) or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission (provided that no bounceback or similar “undeliverable” message is received by such sender); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):

If to the Rights Agent:

[●]

With a copy to:

[●]

if to Parent:

Supernus Pharmaceuticals, Inc.
9715 Key West Ave
Rockville MD, 20850
Attention:        Jack A. Khattar
Email:                jkhattar@supernus.com

with a copy to (which shall not constitute notice):

Saul Ewing Arnstein & Lehr LLP
1919 Pennsylvania Avenue, N.W., Suite 550
Washington, DC 20006-3434
Attention:        Mark I. Gruhin
Facsimile:         (202) 295-6719
Email:                mark.gruhin@saul.com

The Rights Agent or Parent may specify a different address, facsimile number or email address by giving notice in accordance with this Section 7.1.

Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Parent Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests and obligations hereunder (i) to one or more direct or indirect wholly-owned subsidiaries of Parent, (ii) to any purchaser, licensee or sublicensee of substantial rights to the Product that is a company in the pharmaceutical industry or (iii) otherwise with the prior written consent of the Acting Holders, to any other person (each, an “Assignee”); provided that the Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement; provided, however, that in connection with any assignment to an Assignee pursuant to clause (i) of the first sentence of this Section 7.3 if the Assignee does not have net assets of at least $500,000,000 as shown on its most recently prepared financial statements, and clause (ii) of the first sentence of this Section 7.3, the assignor shall agree to remain liable for the performance by the Assignee of all duties, covenants, agreements and obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume the due and punctual payment of the CVRs and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to be performed or observed by Parent. The Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than Parent’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that the Holders shall be considered third party beneficiaries solely to the extent set forth in Article 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and Assignees, and the Holders (solely to the extent set forth in Article 6). The Holders shall have no rights except the contractual rights as are expressly set forth in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Reasonable expenditures incurred by such Acting Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. Acting Holders acting pursuant to this provision on behalf of all Holders shall have no liability to the other Holders for such actions.

Governing Law. This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Jurisdiction, WAIVER OF JURY TRIAL. In any action or proceeding arising out of or relating to this Agreement or any of the matters contemplated hereby: (i) each of Parent, the Rights Agent and the Holders irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 7.6 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than Parent, the Rights Agent and the Holders); and (ii) each of Parent, the Rights Agent and the Holders irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 7.1 or Section 7.2, as applicable. Each of Parent, the Rights Agent and the Holders hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). Parent, the Rights Agent and the Holders agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Person’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 7.6.

Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the payment by the Rights Agent to each Holder of the Milestone Payment with respect to Milestone 2024 and the Milestone Payment with respect to Milestone 2025, such amounts not to exceed an aggregate value of $1.00 (inclusive of any payments received with respect to such CVRs by the permitted transferor of each CVR held by such Holder) as reflected on the CVR Register as of the close of business on the date of the Milestone Notice, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, and (c) January 1, 2028.

Obligation of Parent. Parent shall cause Purchaser, the Surviving Corporation and each Selling Entity that is controlled by Parent and its Affiliates to duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to Purchaser, the Surviving Corporation or such Selling Entity under this Agreement, and Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the performance and satisfaction of each of said covenants, obligations and liabilities. References to Purchaser herein apply to the Surviving Corporation from and after the Effective Time.

Entire Agreement; Counterparts. This Agreement and the Merger Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement govern and be controlling. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SUPERNUS PHARMACEUTICALS, INC.

By:

Name:
Title:

[Rights Agent]

By:

Name:
Title:

Exhibit 99.1

Supernus Pharmaceuticals to Acquire Adamas Pharmaceuticals Strengthening its CNS Product Portfolio

October 11, 2021

▪	Acquisition of two marketed products diversifies and accelerates revenue and cash flow

▪	Expected to be significantly accretive in 2022

▪	Potential synergies of $60 million to $80 million in year one due to strong overlap with existing infrastructure

▪	Total consideration up to $9.10 per share. Upfront cash payment of $8.10 per share with fully diluted equity value of approximately $400 million, plus $1.00 contingent value right based on net sales of GOCOVRI®

▪	Conference call and webcast today at 8:30 a.m. ET to discuss the transaction

ROCKVILLE, MD and EMERYVILLE, CA, October 11, 2021 – Supernus Pharmaceuticals, Inc. (Nasdaq: SUPN) and Adamas Pharmaceuticals, Inc. (Nasdaq: ADMS), today announced a definitive agreement for Supernus to acquire Adamas through a tender offer for $8.10 per share in cash (or an aggregate of approximately $400 million), payable at closing plus two non-tradable contingent value rights (CVR) collectively worth up to $1.00 per share in cash (or an aggregate of approximately $50 million), for a total consideration of $9.10 per share in cash (or an aggregate of approximately $450 million). The first CVR, worth $0.50 per share, is payable upon achieving net sales of GOCOVRI® of $150 million in any four consecutive quarters between closing and the end of 2024. The second CVR, worth $0.50 per share, is payable upon achieving net sales of GOCOVRI of $225 million in any four consecutive quarters between closing and the end of 2025. The transaction is expected to close in late fourth quarter 2021 or in early first quarter 2022.

The transaction will provide Supernus with two marketed products: GOCOVRI (amantadine) extended release capsules, the first and only U.S. Food and Drug Administration (FDA)-approved medicine indicated for the treatment of both OFF and dyskinesia in patients with Parkinson’s disease receiving levodopa-based therapy; and Osmolex ER® (amantadine) extended release tablets, approved for the treatment of Parkinson’s disease and drug-induced extrapyramidal reactions in adult patients.

“This acquisition represents a significant step to further build a strong and diverse Parkinson’s disease portfolio, and aligns with our focus of acquiring value-enhancing, clinically-differentiated medicines to treat CNS diseases,” said Jack Khattar, President and CEO of Supernus Pharmaceuticals. “We have a proven track record of strong commercial execution, and look forward to building on GOCOVRI’s growth momentum so that more patients can benefit from access to Adamas’ innovative neurological therapies."

Strategic and Financial Benefits

▪	Strengthens Parkinson’s disease portfolio with GOCOVRI (amantadine) extended release capsules, the first and only FDA-approved medicine indicated for the treatment of both OFF and dyskinesia in patients with Parkinson’s disease receiving levodopa-based therapy.

▪	Diversifies and increases revenue base and cash flow

●	Net sales of GOCOVRI were $71.2 million and $37.7 million in 2020 and for the first six months of 2021, respectively.

●	Combined with the acquisition of US WorldMeds CNS products in 2020, this transaction significantly reduces the reliance on net sales of Trokendi XR®. In the first half of 2021 and on a combined proforma basis (including revenue from US WorldMeds and Adamas transactions), net sales of Trokendi XR® represent 48% of Supernus revenues down from 72% (excluding revenue from these transactions).

▪	Potential synergies of $60 million to $80 million in year one due to strong overlap with existing infrastructure.

▪	The acquisition is expected to be significantly accretive in 2022.

“We are pleased that Supernus recognized the value created at Adamas and firmly believe this path forward is an excellent outcome for not only our shareholders, but all our stakeholders,” said Neil F. McFarlane, Chief Executive Officer of Adamas Pharmaceuticals, Inc. “With their shared commitment to helping patients affected by neurological diseases and their extensive resources, Supernus can continue to advance our mission and reach. I am extremely proud of Team Adamas for their hard work and dedication to get us to this point and am confident that partnering with Supernus will maximize the potential of our innovative therapies.”

Terms and Financing

Under the terms of the agreement, Supernus will commence a tender offer to acquire all outstanding shares of Adamas Pharmaceuticals, Inc. for a purchase price of $8.10 per share in cash (or an aggregate of approximately $400 million) payable at closing plus two non-tradable CVRs. All cash consideration will be funded through existing balance sheet cash.

The CVR entitles Adamas stockholders to receive up to an additional $1.00 per share in cash (or an aggregate of approximately $50 million) payable upon GOCOVRI achieving certain net sales milestones within specified periods (subject to the terms and conditions contained in a Contingent Value Rights Agreement detailing the terms of the CVRs). These milestones include (i) $0.50 per share payable if in any four consecutive quarters between closing and the end of 2024, net sales of GOCOVRI achieving $150 million, and (ii) another $0.50 per share payable if in any four consecutive quarters between closing and the end of 2025, net sales of GOCOVRI achieving $225 million. There can be no assurance any payments will be made with respect to the CVR.

Approvals and Timing of Close

The transaction, which has been approved by the boards of directors of both companies, is expected to close in late fourth quarter 2021 or in early first quarter 2022, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Adamas' common stock. Following the successful closing of the tender offer, Supernus will acquire any shares of Adamas that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

Full Year Financial Guidance

Supernus will provide full year 2022 financial guidance during the Company’s fourth quarter 2021 financial results conference call in February 2022.

Advisors

Jefferies LLC is acting as the exclusive financial advisor to Supernus. Lazard is acting as the exclusive financial advisor to Adamas. Saul Ewing Arnstein & Lehr LLP is serving as legal counsel and Grant Thornton is providing due diligence services to Supernus, and Cooley LLP is serving as legal counsel to Adamas.

Conference Call and Webcast today, October 11 at 8:30 a.m. ET

A conference call and a live webcast will be hosted today, October 11, at 8:30 a.m. ET, to discuss this transaction. Presentation slides will be available via this webcast link. A question and answer session with the Supernus management team will follow the company’s remarks.

Please refer to the information below for conference call dial-in information and webcast registration. Callers should dial in approximately 10 minutes prior to the start of the call.

Conference dial-in:	(877) 288-1043
International dial-in:	(970) 315-0267
Conference ID:	6685281
Conference Call Name:	Supernus Pharmaceuticals Business Update Call

Following the live call, a replay will be available on the Company's website, www.supernus.com, under “Investor Relations”.

About Supernus Pharmaceuticals, Inc.

Supernus Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing products for the treatment of central nervous system (CNS) diseases.

Our diverse neuroscience portfolio includes approved treatments for epilepsy, migraine, ADHD, hypomobility in Parkinson’s disease, cervical dystonia and chronic sialorrhea. We are developing a broad range of novel CNS product candidates including new potential treatments for hypomobility in Parkinson’s disease, epilepsy, depression and rare CNS disorders.

For more information, please visit www.supernus.com

About Adamas Pharmaceuticals

At Adamas our vision is clear – to deliver innovative medicines that reduce the burden of neurological diseases on patients, caregivers and society. We are a fully integrated company focused on growing a portfolio of therapies to address a range of neurological diseases.

For more information, please visit www.adamaspharma.com.

For more information about GOCOVRI, please visit www.Gocovri.com.

For more information about Osmolex ER, please visit www.Osmolex.com.

Additional Information About the Tender Offer and Where to Find It

The tender offer for the outstanding common stock of Adamas Pharmaceuticals, Inc. (“Adamas”) has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Adamas securities. At the time the tender offer is commenced, Supernus Pharmaceuticals, Inc. (“Supernus”) and Supernus Reef, Inc., a direct wholly owned subsidiary of Supernus (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, Adamas will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus to purchase shares of Adamas common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by (i) Supernus under the “Investor Relations” section of Supernus’s website at https://www.supernus.com and (ii) Adamas under the “Investors & Media” section of Adamas’s website at https://www.adamaspharma.com.

Supernus Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements do not convey historical information but relate to predicted or potential future events that are based upon management's current expectations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. In addition to the factors mentioned in this press release, such risks and uncertainties include, but are not limited to, the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’s business may experience significant disruptions due to transaction related uncertainty; the effects of disruption from the transactions of Adamas’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; Company’s ability to sustain and increase its profitability; the Company’s ability to raise sufficient capital to fully implement its corporate strategy; the implementation of the Company’s corporate strategy; the Company’s future financial performance and projected expenditures; the Company’s ability to increase the number of prescriptions written for each of its products and products acquired through the acquisition of Adamas; the Company’s ability to increase its net revenue from its products and products acquired through the acquisition of Adamas; the Company’s ability to commercialize its products including Qelbree; the Company’s ability to enter into future collaborations with pharmaceutical companies and academic institutions or to obtain funding from government agencies; the Company’s product research and development activities, including the timing and progress of the Company’s clinical trials, and projected expenditures; the Company’s ability to receive, and the timing of any receipt of, regulatory approvals to develop and commercialize the Company’s product candidates; the Company’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; the Company’s expectations regarding federal, state and foreign regulatory requirements; the therapeutic benefits, effectiveness and safety of the Company’s product candidates; the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by its product candidates; the Company’s ability to increase its manufacturing capabilities for its products and product candidates; the Company’s projected markets and growth in markets; the Company’s product formulations and patient needs and potential funding sources; the Company’s staffing needs; and other risk factors set forth from time to time in the Company’s filings with the Securities and Exchange Commission made pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company undertakes no obligation to update the information in this press release to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events.

Adamas Forward-Looking Statements

This filing contains forward-looking statements. These forward-looking statements are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management and may be identified by words such as “believes,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal” or the negative or plural of these words or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.

As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’s business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of the Adamas’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; the possibility that the Adamas’s expectations as to the extent to which Adamas will be able to continue to commercialize GOCOVRI (amantadine) extended release capsules, OSMOLEX (amantadine) extended release tablets, and any of Adamas’s other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of Adamas’s preclinical studies and clinical trials and other research and development that Adamas may pursue may not materialize; the possibility that Adamas’s estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that Adamas’s expectations may not be met as to the sufficiency of its capital resources; the possibility that Adamas’s expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that Adamas’s expectations may not be met as to the legal proceedings to which Adamas is party and related stays and terms of settlements; the possibility that Adamas’s anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that Adamas’s expectations may not be met as to the revenues from its collaborations; the possibility that Adamas’s expectations may not met be as to Adamas’s ability to retain and recruit key personnel and third-party distributors; the possibility that Adamas’s expectations may not be met as to its anticipated financial performance; the possibility that Adamas’s expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which Adamas operates; the possibility that unforeseen safety issues could emerge for GOCOVRI that could require Adamas to change the prescribing information, limit use of the product or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of GOCOVRI or of products with which Adamas competes; the possibility that the third-party organizations that manufacture, supply and distribute GOCOVRI may fail to perform adequately or fulfill Adamas’s needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact Adamas’s ability to generate revenues or could limit or prevent Adamas’s products’ or product candidates’ commercial success; the possibility that regulatory filings or approvals for products or product candidates that Adamas or its partners develop are not made or granted as currently anticipated; the possibility that Adamas is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where Adamas or its collaborators conduct activities related to Adamas’s business; and a variety of other risks set forth from time to time in Supernus’s or Adamas’s filings with the SEC, including but not limited to the risks discussed in Supernus’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC and the risks discussed in Adamas’s Annual Report on Form 10 K for the year ended December 31, 2020 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID 19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID 19 pandemic impacts Supernus’s and Adamas’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Supernus and Adamas disclaim any obligation to update any of these forward looking statements to reflect events or circumstances after the date hereof, except as required by law.

Supernus Contacts

Jack A. Khattar, President and CEO

Tim Dec, Executive Vice President and CFO

Supernus Pharmaceuticals, Inc.

Tel: (301) 838-2591

or

Investors:

Peter Vozzo

ICR Westwicke

Office: (443) 213-0505

Mobile: (443) 377-4767

Email: peter.vozzo@westwicke.com

Adamas Contacts

Neil McFarlane, CEO

Chris Prentiss, CFO

Sarah Mathieson, Corporate Communications

510-450-3528

Exhibit 99.2

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. 1 Acquisition of Adamas Pharmaceuticals, Inc. Transaction Overview October 11, 2021

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Safe Harbor Statement This presentation and other matters discussed today or answers that may be given to questions asked include forward - looking statements within the meaning of the federal securities laws. These statements, among other things, relate to Supernus’ business strategy, goals and expectations concerning its product candidates, ability to integrate the acquired portfolio into its infrastructure, future operations, prospects, plans and objectives of management. The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict“, “project”, “will“, and similar terms and phrases are used to identify forward - looking statements in this presentation. Supernus’ operations involve risks and uncertainties, many of which are outside its control, including the potential impact of COVID - 19, and any one of which, or a combination of which, could materially affect its results of operations and whether the forward - looking statements ultimately prove to be correct. Supernus assumes no obligation to update any forward - looking statements except as required by applicable law. Supernus has filed with the U.S. Securities and Exchange Commission (SEC) reports and other documents required by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. Before you purchase any Supernus securities, you should read such reports and other documents to obtain more complete information about the company’s operations and business and the risks and uncertainties that it faces in implementing its business plan. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov . 2

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Additional Information About the Tender Offer and Where to Find it The tender offer for the outstanding common stock of Adamas Pharmaceuticals, Inc. (“Adamas”) has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Adamas securities. At the time the tender offer is commenced, Supernus Pharmaceuticals, Inc. (“Supernus”) and Supernus Reef, Inc., a direct wholly owned subsidiary of Supernus (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, Adamas will file a Solicitation/Recommendation Statement on Schedule 14D - 9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus to purchase shares of Adamas common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by (i) Supernus under the “Investor Relations” section of Supernus’s website at https://www.adamaspharma.com and (ii) by Adamas under the Adamas under the “Investors & Media” section of Adamas’s website at https://www.adamaspharma.com/. 3

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Jack Khattar President and CEO Timothy Dec Senior Vice President, CFO Bryan Roecklein, Ph.D Senior Vice President, Corporate Development Presenters 4

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. 5 Overview of Transaction Details Total consideration of up to $9.10/share Upfront payment of $8.10/share ‒ Approximately $400 million upfront (fully - diluted basis) (1) Commercial milestone payments of up to $1.00/share ‒ $0.50/share payable if in any four consecutive quarters between closing and the end of 2024, net sales of GOCOVRI achieve $150 million ‒ $0.50/share payable if in any four consecutive quarters between closing and the end of 2025, net sales of GOCOVRI achieve $225 million All cash consideration, funded through existing cash on balance sheet Transaction expected to close in late Q4 2021 / early Q1 2022 Acquisition of Adamas Pharmaceuticals, Inc. (1) Includes 45.691mm common shares outstanding, 4.844mm options outstanding, 2.570mm RSUs outstanding, dilution calculated u sin g Treasury Stock Method. Excludes options available for future grant.

Adding Commercial Stage Neurology Assets With Significant Revenue

GOCOVRI®
(amantadine) extended release capsules
68.5 mg | 137 mg

2020 Net Sales: $71.2M

1H2021 Net Sales: $37.7M; 16.3% growth

- Durable IP and exclusivity

Osmolex® ER
(amantadine)
Extended-release Tablets

- Rights acquired in January 2021

Namzaric
(memantine HCl extended release and donepezil HCl) capsules

All trademarks are the property of their respective owners

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

Supernus® Pharmaceuticals

6

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. 6 Adding Commercial Stage Neurology Assets With Significant Revenue 2020 Net Sales: $71.2M 1H2021 Net Sales: $37.7M; 16.3% growth All trademarks are the property of their respective owners For the treatment of dyskinesia in patients with Parkinson’s disease receiving levodopa - based therapy, with or without concomitant dopaminergic medications As adjunctive treatment to levodopa/carbidopa in patients with Parkinson's disease experiencing “off” episodes Durable IP and exclusivity Incremental royalty stream on net sales of Namzaric by AbbVie through 2024 Osmolex ER is indicated for the treatment of: ‒ Parkinson’s disease ‒ Drug - induced extrapyramidal reactions in adult patients Rights acquired in January 2021 ®

Strategic Fit and Rationale

Strengthens Leading CNS and Movement Disorder Portfolio	• Two marketed products • Strong strategic fit
Adds a New Growth Catalyst	• GOCOVRI as a growth driver
Diversifies and Increases Revenue Base and Cash Flow	• Approximately mid-teens percent increase in revenue(1) • Reduces the reliance on Trokendi XR®
Significant Synergies from Strong Overlap with Existing Infrastructure	• $60M to $80M in potential synergies in year one(2)
Strong Return on Capital Investment	• Significantly accretive to EPS in Year One

(1) On a 2021 annual proforma basis.

(2) Excluding costs to achieve synergies.

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

Supernus® Pharmaceuticals

7

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. 7 Strategic Fit and Rationale This acquisition fits squarely with Supernus’ corporate development strategy of adding commercial and late - stage neurology and psychiatry assets Two marketed products Strong strategic fit Strengthens Leading CNS and Movement Disorder Portfolio GOCOVRI as a growth driver Adds a New Growth Catalyst Approximately mid - teens percent increase in revenue (1) Reduces the reliance on Trokendi XR ® Diversifies and Increases Revenue Base and Cash Flow $60M to $80M in potential synergies in year one (2) Significant Synergies from Strong Overlap with Existing Infrastructure Significantly accretive to EPS in Year One Strong Return on Capital Investment (1) On a 2021 annual proforma basis. (2) Excluding costs to achieve synergies.

Corporate Development Strategy Reduces the Reliance on Trokendi XR

Supernus Without Acquisitions

H1 21
$209M
28%
72%
Trokendi XR
Other SUPN

Supernus Post Adamas and USWM

H1 21
$314M
13%
20%
48%
19%
Trokendi XR
Other SUPN
USWM
ADMS

Source: Proforma data based on public filings.

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

Supernus® Pharmaceuticals

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© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. 72% 28% Trokendi XR Other SUPN 48% 19% 20% 13% Trokendi XR Other SUPN USWM ADMS Corporate Development Strategy Reduces the Reliance on Trokendi XR 8 Source: Proforma data based on public filings. H1 21 $209M H1 21 $314M Supernus Without Acquisitions Supernus Post Adamas and USWM

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Parkinson’s Disease (PD) Market U.S. PD Market is anticipated to grow from $1.5B to $6.2B by 2026 (1) Second most common chronic progressive neurodegenerative disorder, affecting 1 - 2% of individuals 65 years and older (2) Number of U.S. PD Patients in 2020 is ~1M with an annual growth rate of approximately 2.5% (1) PD occurs when cells in the brain, which produce dopamine, become impaired or die The mainstay for therapy is levodopa with effectiveness wearing off resulting in “OFF” periods 9 (1) Global Data Parkinson’s Disease Global Drug Forecast and Market Analysis 2026. (2) Saxton JM. Exercise and Chronic Disease: an Evidence - Based Approach. London, Routledge, 2011.

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. GOVOCRI Addresses Significant Unmet Need of Parkinson’s Patients Unique formulation Proven efficacy Differentiated value 10 (1) Kim H - J, et al., Mov Disord , 2020. (2) Mizuno Y et al., Journal of Neural Transmission, 2018. GOCOVRI potential addressable U.S. patient population – 400,000 to 500,000 based on market research 1,000,000 PD PATIENTS DIAGNOSED IN U.S. 800,000 DIAGNOSED AND TREATED PATIENTS 700,000 LEVODOPA - TREATED PATIENTS PATIENTS WITH DYSKINESIA +/ - OFF ~200,000 ~200,000 - 300,000 + PATIENTS WITH OFF Over 50% of people with PD experience OFF episodes, dyskinesia or both within 5 years, and up to 100% after 10 years (1)(2)

Stage 1
Stage 1.5
Stage 2
Stage 2.5
Stage 3
Stage 4
Stage 5
APOKYN Pen
SPN-830
XADAGO (safinamide) tablets
Advanced continuous treatments
On-demand Therapy
L-dopa Adjuncts
GOCOVRI (amantadine) extended release capsules
Monotherapy
Generic Levodopa
Initial Symptoms

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

All trademarks are the property of their respective owners

Supernus Pharmaceuticals

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© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Addressing Patient Needs at Different Stages of Parkinson’s Disease 11 Stage 1 Stage 1.5 Stage 2 Stage 2.5 Stage 3 Stage 4 Stage 5 Generic Levodopa Initial Symptoms Monotherapy L - dopa Adjuncts On - demand Therapy Advanced continuous treatments Pen SPN - 830 All trademarks are the property of their respective owners

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. GOCOVRI Has Significantly Decreased Dyskinesia and OFF Time, Thereby Significantly Increasing Good ON Time 12 (1) Elmer LW, CNS Drugs. 2018 . (2) Data on file. Adamas Pharma LLC, Emeryville, CA. * Pooled results from 2 independent positive, pivotal, Phase 3, randomized, placebo - controlled trials (Study 1 and Study 2) in P D patients on levodopa. Study 1, a 24 - week study, was conducted in 121 PD patients with dyskinesia (GOCOVRI [n = 63], placebo [n = 58]). Study 2, a 12 - week study, wa s conducted in 75 PD patients with dyskinesia (GOCOVRI [n = 37], placebo [n = 38]). † In Study 1, GOCOVRI reduced the UDysRS total score by 15.9 points (vs 8.0 with placebo) (P = 0.0009), decreased OFF time by 0. 6 hours (vs an increase of 0.3 hours with placebo) (P = 0.0171), and increased GOOD ON time by 3.6 hours (vs 0.8 hours with placebo) (P < 0.0001) from baseline. In Study 2, GOCOVRI reduced the UDysRS total score by 20.7 points (vs 6.3 with placebo) (P < 0.0001), decreased OFF time by 0.5 hours (vs an increase of 0.6 hou rs with placebo) GOCOVRI achieved reductions in dyskinesia & OFF episodes without having to adjust levodopa dose Placebo - adjusted, pooled results from pivotal trials* 27% DECREASE IN DYSKINESIA 10.1 - point reduction in UDysRS score ( - 17.7 GOCOVRI vs. - 7.6 placebo) (1)(2) † Primary endpoint 36% DECREASE IN OFF TIME 1 - hour decrease ( - 0.6 GOCOVRI vs. 0.4 placebo) (1)(2) † 29% INCREASE IN GOOD ON TIME 2.4 - hour increase (3.8 GOCOVRI vs.1.4 placebo) (1)(2) † Secondary endpoints C

A Comprehensive Commercial Platform in CNS

Portfolio of Eight Marketed Products

[dashed box] With this transaction

ADHD	Epilepsy	Migraine	Parkinson's	Cervical Dystonia Sialorrhea
ONCE-A-DAY Qelbree viloxazine extended-release capsules	ONCE-DAILY Trokendi XR (topiramate) extended-release capsules	ONCE-DAILY Trokendi XR (topiramate) extended-release capsules	APOKYN apomorphine hydrochloride injection	MYOBLOC rimabotulinumtoxinB Injection [5,000 Units/mL]
	ONCE-DAILY Oxtellar XR (oxcarbazepine) extended-release tablets		XADAGO (safinamide) tablets	
			GOCOVRI (amantadine) extended release capsules 68.5 mg | 137 mg (with this transaction)	
			Osmolex ER (amantadine) (with this transaction)	

Supernus Pharmaceuticals

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

13

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. A Comprehensive Commercial Platform in CNS 13 Strengthens CNS portfolio More diversified revenue base and cash flow stream Adds an additional growth asset Epilepsy Migraine Cervical Dystonia Sialorrhea Parkinson’s ADHD Portfolio of Eight Marketed Products With this transaction

Positioned For Long-Term Growth

Diversified CNS Portfolio

Innovative Pipeline in CNS

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

Supernus® Pharmaceuticals

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Diversified CNS Portfolio Qelbree Œ , Oxtellar XR ® , Trokendi XR ® , APOKYN ® , MYOBLOC ® , XADAGO ® , GOCOVRI ® , Osmolex ® ER Innovative Pipeline in CNS Qelbree Œ ADHD (adult) SPN - 830 Parkinson’s Disease MYOBLOC Neurological Disorders SPN - 820 Depression SPN - 817 Severe Epilepsy Positioned For Long - Term Growth 14

Q&A

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Q&A 15

Appendix

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved.

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. Appendix 16

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. 17 GOCOVRI WHAT IS GOCOVRI? GOCOVRI ® (amantadine) extended release capsules is a prescription medicine used: ‒ for the treatment of dyskinesia (sudden uncontrolled movements) in people with Parkinson’s disease who are treated with levodopa therapy or levodopa therapy with other medicines that increase the effects of dopamine in the brain. ‒ with levodopa and carbidopa in people with Parkinson’s disease who are having “off” episodes. ‒ It is not known if GOCOVRI is safe and effective in children. WHAT ARE THE POSSIBLE SIDE EFFECTS OF GOCOVRI? Falling asleep during normal activities. Activities may include driving, talking, or eating. You may fall asleep without being drowsy or warning. Suicidal thoughts or actions and depression. Tell your doctor if you have new or sudden changes in mood, behaviors, thoughts, or feelings, including thoughts about hurting yourself or ending your life. Hallucinations. GOCOVRI can cause or worsen hallucinations (seeing or hearing things that are not real) or psychotic behavior. Feeling dizzy, faint or lightheaded, especially when you stand up (orthostatic hypotension) . Lightheadedness or fainting may happen when getting up too quickly after long periods of time, when first starting GOCOVRI, or if your dose has been increased. Unusual urges . Examples include gambling, sexual urges, spending money, binge eating, and the inability to control them. The most common side effects of GOCOVRI include dry mouth, swelling of legs and feet, constipation, and falls. If you or your family notices that you are developing any new, unusual or sudden changes in behavior or related symptoms, tell your healthcare provider right away. See Full Prescribing Information: https://www.gocovrihcp.com/pdf/Gocovri_Prescribing_Information.pdf

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. NAMZARIC 18 NAMZARIC is a prescription medicine approved to treat moderate to severe Alzheimer’s disease in patients who are taking donepezil hydrochloride 10 mg, the active ingredient in Aricept ® . There is no evidence that NAMZARIC prevents or slows the underlying disease process in patients with Alzheimer's disease. What are the possible side effects of NAMZARIC? NAMZARIC may cause serious side effects, including: muscle problems in patients given anesthesia slow heartbeat and fainting. This happens more often in people with heart problems. Call the doctor right away if the patient faints while taking NAMZARIC. more stomach acid. This raises the chance of ulcers and bleeding especially when taking NAMZARIC. The risk is higher for patients who have had ulcers, or take aspirin or other NSAIDs. nausea and vomiting difficulty passing urine seizures worsening of lung problems in people with asthma or other lung disease The most common side effects of memantine HCl include: headache, diarrhea, and dizziness. The most common side effects of donepezil HCl include: diarrhea, not wanting to eat (anorexia), and bruising. These are not all the possible side effects of NAMZARIC. See Full Prescribing Information: https://media.allergan.com/actavis/actavis/media/allergan - pdf - documents/product - prescribing/2019 - Jan - Namzaric - USPI - Clean.pdf

© 2021 Supernus Pharmaceuticals, Inc. All Rights Reserved. OSMOLEX ER 19 OSMOLEX® ER (amantadine) extended - release tablets is indicated for the treatment of Parkinson’s disease and for the treatment of drug - induced extrapyramidal reactions in adult patients. OSMOLEX ER is contraindicated in patients with end - stage renal disease (i.e., creatinine clearance below 15 mL/min/1.73 m 2). What are the possible side effects of OSMOLEX ER? Falling Asleep During Activities of Daily Living and Somnolence: Patients treated with amantadine have reported falling asleep while engaged in activities of daily living, including the operation of motor vehicles, which sometimes has resulted i n accidents. Suicidality and Depression: Suicide, suicide attempts, and suicidal ideation have been reported in patients with and without prior history of psychiatric illness while treated with amantadine. Hallucinations/Psychotic Behavior: Patients with a major psychotic disorder should ordinarily not be treated with OSMOLEX ER due to the risk of exacerbating psychosis. Dizziness and Orthostatic Hypotension Withdrawal - Emergent Hyperpyrexia and Confusion: Abrupt discontinuation of OSMOLEX ER may cause an increase in the symptoms of Parkinson’s disease or cause delirium, agitation, delusions, hallucinations, paranoid reaction, stupor, anxiety, depression, or slurred speech. Impulse Control/Compulsive Behaviors: Patients can experience increased sexual urges, and intense urges to gamble, spend money, binge eat, and/or other intense urges, and the inability to control these urges while taking one or more of the medications that increase central dopaminergic tone, including OSMOLEX ER. The most common adverse reactions reported in ≥5% of patients at the recommended dosage of immediate - release amantadine were nausea, dizziness/lightheadedness, and insomnia. See Full Prescribing Information: https://www.osmolexhcp.com/wp - content/uploads/2021/01/Prescribing_Information.pdf